U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                (AMENDMENT NO. 1)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                 (Name of Small Business Issuer in its Charter)

                        COMMISSION FILE NUMBER: 001-32706


                              NEVADA     20-1579345
              (State or other jurisdiction of     (I.R.S. Employer
             incorporation or organization)     Identification No.)

              1711 W. GREENTREE DR. SUITE 116, TEMPE, AZ     85284
             (Address of principal executive offices)     (Zip Code)



     ISSUER'S TELEPHONE NUMBER: (480) 705-9110

     SECURITIES  TO  BE  REGISTERED  UNDER  SECTION  12(B)  OF  THE  ACT:  NONE

     SECURITIES  TO  BE  REGISTERED  PURSUANT  TO  SECTION  12(G)  OF  THE  ACT:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                         -------------------------------
                            INDEX TO THE FORM 10-SB/A

                                TABLE OF CONTENTS

                                                                            PAGE

PART I                                                                         1

ITEM 1. DESCRIPTION OF BUSINESS                                                1
ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS              19
ITEM 3. DESCRIPTION OF PROPERTY                                               30
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT        30
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS          32
ITEM 6. EXECUTIVE COMPENSATION                                                34
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                        35
ITEM 8. DESCRIPTION OF SECURITIES                                             38

PART II                                                                       41

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
     OTHER STOCKHOLDER MATTERS                                                41
ITEM 2. LEGAL PROCEEDINGS                                                     43
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                         43
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                               43
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                             44

PART F/S                                                                      45

PART III                                                                      72

ITEM 1. INDEX TO EXHIBITS                                                     72

SIGNATURES                                                                    74

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                                     PART I
                                     ------

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This Form 10-SB contains forward-looking statements within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Wherever possible, we have identified these forward-looking statements by words such as "believes," "anticipates," "contemplates," "expects," "intends," "projects," "plans," "forecasts," "estimates" and similar expressions.

     Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements of future events and our plans and expectations. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission ("SEC"), through press releases or otherwise. These statements reflect our current views about future events and financial performance or operations and are applicable only as of the date the statements are made. Our actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "Part I, Item 1.
Description of Business - Factors Affecting Future Performance" and "Part I,
Item 2. Management's Discussion and Analysis or Plan of Operations," as well as those discussed elsewhere in this Form 10-SB and in the exhibits attached.

     Although we believe that the assumptions underlying the forward-looking statements in this Form 10-SB are reasonable, any of the assumptions could prove inaccurate. There can be no assurance that the results contemplated in such forward-looking statements will be realized. As discussed under "Part I, Item
1. Description of Business - Factors Affecting Future Performance," our business and operations are subject to substantial risks that increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB.

     The inclusion of such forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations contemplated herein will be achieved. We disclaim any obligation to subsequently revise forward-looking statements to reflect any change in our expectations or due to the occurrence of unanticipated events.

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND ON COMPANY DEVELOPMENT

     We are in the business of developing, marketing and selling a unique, dynamic biometric identification system based on the act or process of signing a name or other handwriting (a "Dynamic Signature"). Our product, the DynaSig System, consists of our proprietary, dynamic biometric capture device (the "Bio-Pen") and the software that compares a Dynamic Signature captured by the Bio-Pen with a reference template. Our products offer solutions for security authentication and identification through personal computers, the Internet and on local area or wide area networks. The DynaSig System may be utilized to prevent credit card fraud and
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identity theft in e-commerce and Internet financial transactions, for government and corporate security, including Internet, device and information access, and electronic document execution and control.

     We were originally incorporated in Arizona on September 3, 2004 as VT Gaming Services, Inc. We were a wholly owned subsidiary of Visitalk Capital Corporation ("VCC") and formed as part of the implementation of the Chapter 11 reorganization plan (the "Visitalk Plan") of visitalk.com, Inc. ("Visitalk.com"). The Visitalk Plan was effective on September 17, 2004 (the "Effective Date"). On September 22, 2004, Visitalk.com merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan. We changed our name to Dynamic Biometric Systems, Inc. in April 2005. In October 2005, we changed our state of incorporation from Arizona to Nevada.

     Our original intended business, developed in 2000 and 2001, was to use Visitalk.com's technology to facilitate peer-to-peer computer gaming activities. To enter this business, the Visitalk Plan authorized us to acquire certain technology rights from VCC as of the Effective Date. To acquire these rights, we issued 1,278,951 shares of our common stock and common stock purchase warrants allowing holders to purchase additional shares of our common stock (the "Plan Warrants") to VCC. The Visitalk Plan further authorized VCC to distribute 228,793 of these shares of common stock to 240 creditors of Visitalk.com and all of the Plan Warrants to 645 claimants of Visitalk.com, in various ratios in accordance with the Visitalk Plan. After the distribution of common stock and Plan Warrants, but prior to the Exchange Transaction discussed below, VCC owned approximately 82.1% of our outstanding common stock.

     On December 31, 2004, pursuant to an Exchange Agreement, we acquired all of the outstanding capital stock of DynaSig Corporation, an Arizona corporation ("DynaSig"), in a stock for stock exchange (the "Exchange Transaction"). Immediately after the Exchange Transaction, the former DynaSig stockholders held approximately 89.8% of our voting capital stock. For financial accounting purposes, this acquisition was a reverse acquisition by DynaSig, under the purchase method of accounting, and was treated as a recapitalization with DynaSig as the acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to June 17, 2003 (date of inception), of the reverse acquisition completed on December 31, 2004, and represent the operations of DynaSig. With the acquisition of DynaSig, we abandoned our peer-to-peer computer gaming business, which reverted to VCC, and entered the biometric verification business.

OUR INDUSTRY OPPORTUNITIES

     CREDIT CARD FRAUD AND IDENTITY THEFT

     According to a 2003 report compiled by the Federal Trade Commission ("FTC"), more than 27 million Americans have been victims of identity theft in the past five years, including almost 10 million Americans in 2002. The FTC reported 2002's losses to business and financial institutions totaled $48 billion and consumer victims reported $5 billion in out-of-pocket expenses. The FTC also reported that consumers have reported that in addition to costs, it may take more than 100 hours and almost two years to repair records and remove the impact of such
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frauds.  Because of the alarming trend in identity theft in the U.S. and the world, the financial industry and the government have mandated a complete conversion of the multiple millions of point of sale, or POS, terminals to secure POS locations by 2010. We believe our Dynamic Signature solution could prevent credit card fraud and identity theft.

     ELECTRONIC DOCUMENT EXECUTION AND CONTROL

     In June 2000, Congress passed the Electronic Signatures in Global and National Commerce Act (the "E-Sign Act"). The E-Sign Act makes digitally signed electronic agreements as legally valid as hand-signed, printed documents. We believe the changes that could be adopted under the E-Sign Act have not been broadly implemented because there are few alternatives available to easily exploit this legal recognition of today's electronic transfer and paperless reality. Most paper documents are created as an electronic file and then printed so that parties can read and "sign the original" indicating final approval and/or agreement. Current electronic document technology is that these signed documents are then scanned back into the computer for electronic filing and control. Since the scanned images cannot be guaranteed as to their authenticity, the paper originals must be maintained. The original documents must be physically transported when transferred and assigned. There are expenses in this traditional system at every step; scanning, maintenance and transportation. We believe our Dynamic Signature solution can provide the basis for significant acceptance of electronic signature or e-signing

     GOVERNMENT  AND  CORPORATE  SECURITY

     Homeland Security Presidential Directive (HSPD 12) was signed by President Bush on August 27, 2004 and established the basic identification standard requirements for Federal Agencies and employees. In response, the Office of Management and Budget issued a memorandum to the heads of all departments and agencies outlining E-Authentication Guidance for Federal Agencies (OMB M-04-04). In order to comply, the Department of Commerce, NIST issued the Federal Information Processing Standards (FIPS PUB 201) for Personal Identity Verification (PIV) of Federal Employees and Contractors. All federal agencies were to have a complete implementation plan by June 27, 2005 and must start using IDs meeting the standard to access facilities and information systems (including remote access using open networks). The Standard was split into two parts: PIV I described the minimum requirements that all agencies must comply with by October 27, 2005 and PIV II provides detailed specifications that agencies must comply with by October 27, 2006. We believe that our Dynamic Signature solution not only can provide the basis for significant acceptance of electronic signature or e-signing as indicated above but we believe can also satisfy all four authentication-levels of OMB M-04-04.

OVERVIEW OF BIOMETRICS

     Traditional security methods consist of passwords, personal identification numbers and network access codes (jointly "PINs") for security authentication and identification. To be effective PINs need to be changed on a periodic basis, even daily, and should be random alphanumeric strings. To utilize PINs a person has to remember lengthy and often awkward and
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random character strings.  We believe PINs are a significant user burden and, as a practical matter, an unrealistic individual identification solution.

     One alternative solution for security authentication and identification is biometrics. Biometrics is defined as the statistical study of biological data or the measurement of physical or behavioral characteristics. Biometrics can be used to analyze many human characteristics and are generally separated into two classifications, physical characteristics and behavioral characteristics. These human characteristics can be used to verify the identity of an individual for security authentication and identification purposes. Some of the physical biometric identification methods include:

     - Fingerprint verification. Comparison of a fingerprint with a corresponding reference fingerprint using image processing techniques, mostly based on minutiae matching, but also comparison of grayscale images such as finger ridges or pores.

     - Hand geometry. Comparison of geometric finger or hand characteristics, such as length, width, thickness of fingers based on the stability of geometrical relations after childhood and skin features (palm print) with corresponding reference measurements.

     - Retinal scanning. Comparison of the optically scanned pattern of blood vessels based on size, position and pattern.

     - Iris scanning. Comparison of iris patterns using spacing calculations.

     - Facial recognition. Comparison of characteristic facial traits with the corresponding reference features using image-processing techniques for still or moving images.

     Behavioral biometrics are more difficult to capture and analyze. Some of the key behavioral biometric identification methods include:

     - Voice verification. Comparison of text-dependent or text-independent digital speech samples based on person's characteristic voice features.

     - Keystroke patterning. Comparison of the dynamic characteristics of entering strings of data such as speed of strokes or delay between stokes.

     - Signature verification. Comparison of the dynamic characteristics of signatures - such as speed, pressure or acceleration - using signal processing and pattern recognition algorithms. To date, signatures have been compared using "capture pads" or static image comparison.

OUR DYNAMIC SIGNATURE TECHNOLOGY

     Our products are based on analyzing both the physical and behavioral characteristics, or bimodal biometrics, of a Dynamic Signature. Handwriting is the result of a highly complex series of dynamic, neuromuscular tasks from brain to arm to hand to fingertips. Generally, changes in pen pressure and three dimensional stroke dynamics, created during the "act of
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creating a signature," are the determinants that identify each person.  We believe a naturally developed signature represents the most often reproduced and habitual act of writing. While there are always slight variations in one's Dynamic Signature, the consistency created by natural motion and practice over time creates powerful, inherent muscle memories that yield a unique and recognizable data pattern. Even though individuals never sign exactly the same way twice, their Dynamic Signature patterns are within determinable boundaries and are unique to each individual.

     Our DynaSig System technology analyzes the act of creating a signature, not the signature itself. The behavior factors in the act of creating a signature are captured with our Bio-Pen and our DynaSig System technology analyzes this act in multiple dimensions, such as horizontal and vertical motions, pressure, speed and time movement of the signing act. Our DynaSig System technology tracks the "pen-in-air" motion, which allows for positive map stroke order even when not touching a surface. In addition, our DynaSig System technology is language and character set independent and is, for example, equally effective in English, Russian, Arabic or Chinese.

     Our DynaSig System utilizes an individual's unique Dynamic Signature as the basis for security authentication and identification. We believe our DynaSig System is a natural security authentication and identification system that will be easy to implement in an organization. Our DynaSig System requires almost no learning curve or "social" engineering, because everyone knows how to sign their name. The Bio-Pen can also act as a physical "token" that not only generates a unique password at each signature, verifying authority, presence and cooperation, but also has the additional and higher security option of verifying that the Dynamic Signature was made with the signer's assigned Bio-Pen.

     Our DynaSig System does not have the disadvantages of other physical biometric methods, such as fingerprints, hand, retinal, iris or facial patterns, which include:

     - Vulnerability. Physical biometrics are unique human qualities that can be copied given the proper tools. For example, a modestly industrious wrongdoer could lift a person's fingerprint from a drinking glass or window, much the same way a crime scene analyst would do, and potentially use the print image to gain access or be identified as the fingerprint's owner.

     - Intrusiveness. Retinal comparison requires placing the eye precisely next to a capture device. There may also be health concerns and a general a lack of portability. We also believe there is a general fear of physical harm in attempts to compromise these physical based systems.

     - Significant hardware investment. To avoid deception, physical biometric systems must be enhanced to capture additional information. For example, fingerprint capture devices may require enhancements to verify that the fingerprints being evaluated have a "pulse." We believe such requirements would require significant development investments and a significant increase in hardware costs.

     Unlike physical biometric methods, the execution of a person's signature is unique and individual at any particular moment. We believe that the signature remains one of the most
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powerful and unique human identifiers that exist today.  A person's signature has been culturally accepted for centuries as the key personal identifier. The major advantages of our DynaSig System include:

     - Not readily detectable. The exact data pattern of a Dynamic Signature is private and unable to be detected, even by the individual. The Bio-Pen encrypts the signature data each time such data is sent preventing meaningful data from being captured from the Bio-Pen except by the receiving software.

     - Non-intrusive and easy to implement. The Bio-Pen looks and feels like a normal pen and can be signed on any surface. A user signs their signature sufficient times to establish a reference Dynamic Signature. Subsequent signatures are compared to the reference Dynamic Signature for security authentication and identification. Our DynaSig System technology has the ability to recognize multiple patterns of a single user or use a single Bio-Pen for multiple users.

     - Minimal investment and is cost-effective to implement. The DynaSig System can be deployed at the individual personal computer level, the Internet level or on local area or wide area networks. The selling price of our product ranges from $150 for a single Bio-Pen to $50,000 for a complete DynaSig System enterprise solution (WAN or Internet server licenses), plus the Bio-Pens.

     - Not susceptible to forgery. Competitive signature recognition biometrics technologies are based on either the comparison of the "image" of a signature or on a "capture pad." We believe signature capture pad systems modify a signer's muscle memory making such signatures less consistently replicatable. In addition, "images" are possible to replicate by skilled forgers. Other standards, like dynamic keystrokes are easily duplicated by a machine or dexterous imposter.

     - "Paper trail" verification. Our DynaSig System allows the user to create "paper trail" documents in addition to the "virtual" documents executed by the user.

OUR  PRODUCTS  AND  SERVICES

     We intend to offer an array of products that enable or enhance Dynamic Signature based security authentication and identification. Our products will allow users to interact with a computer through the use of our Bio-Pen. We currently offer a "tethered" Bio-Pen and we have developed prototypes of a wireless Bio-Pen. We have developed a set of tools which allows us to rapidly create and customize products for specific target markets.

     We have DynaSig System variations currently available for testing our initial applications. In addition to the Bio-Pen we have completed and have available for sale our related Dynamic Correlation software (Bio-Sign) and a suite of application development tools for biometric signature verification and cryptography (the Bio Software Development Kit or SDK). The Bio-SDK provides an effective and inexpensive integration tool allowing for rapid deployment of the DynaSig System. We will need to develop several other applications for the
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DynaSig System.  In the future, we plan to adopt our technology to portable devices.  Our existing products include:

     BIO-PEN SIGNATURE (BP SIGNATURE)

     Our BP Signature product can be used for information and physical access, such as computer or system login or building access. The BP Signature product has the following features:

     - Bio-Pen Digital Signature (BPDS). Use with the plastic stylus and sign on any hard surface - such as a tabletop.

     - BPDS and Physical Signature. Use with the ink refill and sign a paper document.

     - BPDS and Electronic ("digitized image") Signature. Use with the plastic stylus on an image capture pad.

     - BPDS, Physical and Electronic Signature. Use with the ink refill to sign a paper document on top of an image capture pad.

     BIO-PEN  DOCUMENT  (BP  DOCUMENT)

     Our BP Document product can be used to verify the execution of a document by an individual. This allows the digital document to become the original since it can not be modified with out invalidating the signature. The BP Document product has the following features:

     - Multiple signatures per person and per document. Different signature types can be associated with one person - e.g. initials only, name, full name can all be registered and utilized by each person signing.

     - Multiple fields per document. Every signature field in a document can be designated to a particular signature type or user ID.

     BIO-PEN ENVELOPE (BP ENVELOPE)

     Our BP Envelope product can be used for the storage of related information. This information can then be maintained and transferred electronically allowing for transfer, filing and execution efficiency. This product would be used for mortgages or loans where the BP Envelope could include such items as the application, the appraisal, income verification information, a credit check and other related documents. The BP Envelope is the whole "file" on the matter but all in digital format. BP Envelope also has the following features:

     - Multiple Files. Any number of files from native applications can be combined into a single package. This would include such items as appraisals, blueprints, construction draw confirmations, lien releases or other verifications.
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     -     Bio-Pen Certificate (BPC).  The BP Envelope creator's signature is verified and then bound to the entire contents of the BP Envelope.

     - Validation. Tampering with the contents of the BP Envelope or any signature in any way will invalidate the BPC.

     - Multiple Co-Signers. Authorized additional signers can add their own certificates to the BP Envelope file.

     - Seal. Additional security can be added by allowing only authorized viewers to unlock and access the contents.

     BIO-PEN NOTARY (BP NOTARY)

     Our BP Notary product can be used by third parties for confirmation of individual digital authentication information. The BP Notary has the following features:

     - Real-time verification. Real-time verification (either locally or on-line) as a person signs BP Documents.

     - Anytime verification. Anytime verification of signatures stored in BP Documents or in BP Envelopes.

MARKETING  OVERVIEW

     We intend to market our products and services to businesses, governmental agencies and individuals desiring to protect against credit card fraud and identity theft, including e-commerce and Internet financial transactions, security in virtual transactions, including Internet, device and information access, and electronic document execution and control. The following is a general overview of our target markets and how we believe our DynaSig Systems provides a solution to those markets.

     CREDIT CARD FRAUD AND IDENTITY THEFT MARKET

     We believe our Dynamic Signature solution could prevent credit card fraud and identity theft. Most of the credit card fraud occurs when the physical card is stolen or an imposter tries to have a new card issued to them and mailed to an impostor's address not the address of the person named on the card. By utilizing our BP Signature product we believe credit card fraud and the identity theft can be prevented before it can happen. This would require either vendors or card issuers have access to a master registered Dynamic Signature data base. Currently fraudulent activities are discovered after the fact and after the damage have been done. When a registered signer requests a card or signs for a charge purchase their identification could be immediately verified against this database. We anticipate that an early application for this product would be Internet credit card purchase transactions where the only current verification is that the buyer has the card in their possession. We believe these Internet sites can be adapted with limited effort. A customer logs onto the vendor's web site using the Bio-Pen connected to their home personal
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computer through a USB port.  The purchaser buys, signs and their identity is verified. We believe that to penetrate this market we will have to offer an incentive to the vendor or the issuer in the form of insurance protecting such entity from losses.

     ELECTRONIC DOCUMENT EXECUTION AND CONTROL MARKET

     We believe we have developed the tools and methodologies using the our BP Document and BP Envelope products that create a true "digitally signed original" where the electronic file becomes the original and the signed paper becomes the copy. Our targets, within the "Electronic Document Execution and Control" market as a whole, are industries that have significant transaction volume and where "assets" are represented by documents. Examples of businesses where paper assets are transferred for capital or collections include businesses related to mortgages, insurance, auto loans and leases and student loans. We expect to market to these groups though trade shows and trade magazines emphasizing the speed and efficiency of using the DynaSig System. No more documents physically transported when transferred and assigned and readily available permanent electronic records.

     GOVERNMENT AND CORPORATE SECURITY MARKET

     We believe our Dynamic Signature solution can provide the basis for significant acceptance of electronic signature or e-signing and can satisfy all four authentication-levels of OMB M-04-04. Agencies have to provide detailed specifications in by late 2006. We have presented the DynaSig System products to government agencies at trade shows and believe that our solution is more applicable then the alternatives.

SALES ACTIVITIES

     Since our inception in June 2003, we have had very limited sales of our Bio-Pens. All sales of the Bio-Pen have been to individuals, potential independent representatives, and companies for their review and evaluation. We have had no sales into our target markets. Since our inception, we have had to significantly revise the Bio-Pen specifications. In September 2005, we introduced an improved version of the Bio-Pen that improves the data capture consistency. We believe our improved version of the Bio-Pen is a final production version.

     Our current sales plan is to sell DynaSig Systems through direct marketing to major users and through manufacturer's representatives and value added resellers. We believe the best way to promote our DynaSig System initially, and solicit interest from both major users as well as manufacturer's representatives and value added resellers, is through displays and demonstrations at biometric conferences and trade shows, both domestically and internationally. We have expended significant marketing and sales efforts for trade show participation, demonstrations and exhibits, marketing materials, advertisements and promotional expenditures and expect to expand on these activities in the future.

     We are currently focusing our selling efforts and resources on two major user target markets. Both of these applications are targeted to the Electronic Document Execution and Control market segment.
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     -     The mortgage industry has been working toward transforming the industry's paper intensive processing steps to a fully paperless environment. The Mortgage Industry Standards Maintenance Organization (MISMO), a wholly owned subsidiary of the Mortgage Bankers Association, published the eMortgage Guide,
Version 1.0, on September 8, 2005 (the "MISMO Standards").   The MISMO Standards
are being established to allow mortgage documents to be generated, transferred, signed, sealed, registered, and stored electronically, eliminating the need for printing, imaging, shipping, couriers, data re-entry, manual data certification and other costly steps of the current mortgage processes. We believe our DynaSig System resolves the key issue delaying the full implementation by primary lenders and the secondary mortgage market. The MISMO Standards specify an electronic signature must adequately provide the same clear intent and level of ceremony by the signer as a paper based signing. We believe our DynaSig System addresses this requirement better than our competitors and competitive technologies.

     - The life insurance industry has also been striving toward a fully paperless environment. We have developed applications that demonstrate our improved Bio-Pen and our BP Document and BP Envelope products for the insurance application and claims process, eliminating costly steps for printing, imaging, shipping, couriers, and data re-entry of life insurance applications and policies. We believe our DynaSig System and our BP Document and BP Envelope product allows for electronically generated, transferred, signed, sealed and registered, and stored documents. We believe our DynaSig System addresses this requirement better than our competitors and competitive technologies.

COMPETITION

     Competition in security authentication and identification is very intense. The market is segmented with major manufacturers generally dominating each segment. Although our DynaSig System is substantially different from existing security authentication and identification technologies, our new security authentication and identification system will be competing with established companies producing established products. We believe the barriers to entry into the security authentication and identification market are very high, primarily due to both the complexity of development and implementations.

     COMPETITION WITH OTHER BIOMETRIC AND IDENTIFICATION STANDARDS

     Fingerprints and PINs are our current general competition. Image capture of fingerprints is generally lower cost and also, we believe, generally perceived as an adequate standard by consumers. PINs, or doing what has always been done, is our other main competition. In other words, we believe there is significant resistance to change regardless of the deficiencies of the current systems. An alternative security solution is a physical password token that generates a random password that must be entered into the system under different circumstances. The token must be available. The largest company in this sector is RSA Security, Inc. This token does not prove that the owner is present or cooperative and is just a variation on the PIN model making a PIN harder to capture since there is another barrier to access.

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COMPETITION WITH SIGNATURE PADS

     Our products face competition from various significant companies. Most of our direct competitors have focused only on one element of a total system, such as capture pads, handwriting recognition technology, signature capture/verification or pen-based operating environments and other pen-based applications. Some of these companies are Microsoft Corporation, Valyd, Inc., Silanis Technology, Inc. and Advanced Recognition Technology, Inc. Other competitors have developed or are developing software products that may compete directly with our products, such as recognition software platforms compatible with hardware in the form of writing pads or tablets supplied by various vendors. Some of these companies are SOFTPRO - Software Professional GmbH & Co. KG, which sells "Signplus," Communication Intelligence Corporation ("CIC"), which sells the "PenOp," PenPower Group, Valyd Inc., Entrust, Inc., Topaz Systems Inc. and Palm Inc.

     Many of the pad vendors also offer compatibility with signature recognition software, including Wacom Technology Corp. (subsidiary of Wacom Co., Ltd. of Japan), Interlink Electronics, Inc., Topaz Systems Inc., UC America (UC-Logic Technology Corp. of Taiwan), HESY of Germany and Ace Cad Enterprise Co. Ltd.

     COMPETITION WITH OTHER PEN-BASED TECHNOLOGIES

     Logitech International S.A. markets a writing capture pen that uses special "digital paper." PenOne, Inc. offers a pen with an imbedded fingerprint sensor, which is really a token with a physical biometric component. We do not believe this product is being manufactured. In 1999 LCI/SMARTPEN, L.V., a company based in Belgium, announced a Dynamic Signature pen based capture device. Their product, the "SMARTpen," is allegedly similar to the Bio-Pen. However, we cannot determine if the SMARTpen was ever manufactured on more than a prototype basis. This company filed bankruptcy in 2000. However, there are still five pending patents filed in the U.S. (November 2002 to December 2002) under the name of the Belgium inventor, Stefaan De Schrijver, with no company assignment. It is possible that this product is still trying to penetrate the signature verification market. We do not believe the preliminary patents that are pending are restrictive to our potential development or our sales and marketing efforts.

INTELLECTUAL  PROPERTY

     We rely on a combination of patent protection, copyrights, trademarks, trade secrets and contractual provisions to protect our software and hardware technologies. We have agreements with Richard C. Kim Ph.D., our Chief Executive Officer and largest stockholder, to own any new features, trade secrets and patents developed in the future related to Biometric Signatures. Dr. Kim has also executed a non-compete agreement for this market. We require all employees and contractors to execute confidentiality agreements. Prospective business partners also enter into non-disclosure agreements.

     We currently have two patents pending. A completed patent application for the Bio-Pen ("Method and Apparatus for Capturing and Authenticating Biometric Information from a

Writing Instrument") has been filed in the U.S. and in the world in accordance with the Patent Cooperation Treaty (PTC) although specific countries must be selected and patents filed therein before early 2007 to assure this expanded protection. We own all rights to these patent applications and all related intellectual property rights. Our ownership has been recorded at the patent office. We plan to continue to apply for additional patent protection to cover improvements and inventions as they are made. We anticipate that all new patents will be filed internationally as well as domestically.

     In addition, we have developed processes and component designs that are our "trade secrets." We believe these secrets would make our DynaSig System difficult to produce by other manufacturers and still be competitive. Our current manufacturing methodology includes permanent sealing of the electronics inside the Bio-Pen, which we believe makes it very difficult to reverse engineer a Bio-Pen. We also believe that our design, where each signature pattern is randomly encrypted by the Bio-Pen, makes capturing the pattern to duplicate or reverse engineer the pattern virtually impossible. As research and development continues to advance the DynaSig System technology, new features, trade secrets and patents will be pursued to provide additional barriers to competition.

FACILITIES

     On January 17, 2005, we entered into a 25 month lease agreement for a 1,443 square foot office facility in Tempe, Arizona. We prepaid a total of $25,710 for rent through January 31, 2006. Thereafter, the monthly lease commitment is approximately $2,400 through the lease termination date of February 28, 2007. This facility will be suitable in the early stages of production, but we will need additional space in the relatively near term. We believe additional space will be available in or near our existing facility and we do not expect any difficulty finding larger and more suitable space as needed.

EMPLOYEES

     We currently have two full-time employees, including Dr. Kim and one independent contractor.

GOVERNMENTAL REGULATIONS

     It is possible that certain laws and regulations may be adopted at the local, state, national or international level that could effect our biometric and security focused business. Adoption of such laws could create uncertainty in the marketplace which could reduce demand for our products or increase our cost of doing business. Increased costs could include the costs of litigation or a variety of other such costs, or could in some other manner have a material adverse effect on our business, financial condition, results of operations or prospects. If any such law or regulation is adopted it could limit our ability to operate and could force the business operations to cease, which would have a significantly negative effect on the stockholder's investment.

     We will be subject to securities laws and regulations applicable to all publicly owned companies and the laws and regulations applicable to general businesses. On July 30, 2002,

President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly-held companies and their insiders. The Sarbanes-Oxley Act has required us to review our current procedures and policies to determine whether they comply with the Sarbanes-Oxley Act and the new regulations promulgated there under. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take whatever actions are necessary to ensure that we are in compliance.

FACTORS AFFECTING FUTURE PERFORMANCE

     OUR OPERATING HISTORY IS LIMITED AND THEREFORE THERE IS NO MEANINGFUL HISTORY TO EVALUATE OUR PROSPECTS FOR SUCCESSFUL OPERATIONS.

     We have a history of operating losses since our inception in June 2003 and we anticipate continued operating losses for the foreseeable future. For the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, we incurred net losses of $349,678 and $179,766, respectively. As of December 31, 2004, we had an accumulated deficit of $606,369. For the nine months ended September 30, 2005 we incurred a net loss of $381,647. As of September 30, 2005 we had an accumulated deficit of $998,016. If we are unable to generate a positive cash flow in fiscal year 2006, we will be required to locate additional sources of capital. If our revenues do not increase very substantially, or if our spending levels exceed our expectations, we will not become profitable. Revenues may not grow in the future, and we may not generate sufficient revenues for profitability. Even if we become profitable, we may not be able to sustain profitable operations.

     PENETRATING OUR CHOSEN MARKETS WILL REQUIRE LARGE ORGANIZATIONS TO ADOPT OUR TECHNOLOGY.

     Making significant sales will require that large organizations such as credit card issuers, large catalog or mail order companies, secondary market mortgage packagers or regulatory bodies such as County Deed Recorders, adopt our technology. We have no reputation and as such may find it difficult to convince these organizations to change. We have contemplated getting insurance to improve our credibility but to date have been unable to find such a supplement. We may never find one that is adequate or if we do we may not have the capital to pay for such supplement. In which case, the adoption our technology will be very slow almost certainly increasing our losses.

     OUR BUSINESS MODEL IS NEW AND OUR BUSINESS MAY CHANGE AND EVOLVE, WHICH MAY INCREASE OUR POTENTIAL FOR LOSSES.

     Our operations will be subject to all of the risks inherent in establishing a new business enterprise, particularly one that is dependent, initially, on the ever-changing technology and security industries. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new business, including uncertainty as to production capabilities, market acceptance, marketing methods, expenses and competition. We may not be successful in our proposed new business activities. Because we are just establishing our business, our business model may change in light of new competition, market acceptance, technologiocal problems and marketing considerations. Such changes could have the effect of requiring addional capital or negatively impacting our costs and profitability.

     OUR AUDITOR'S OPINION EXPRESSES DOUBT ABOUT OUR ABILITY TO CONTINUE AS A "GOING CONCERN."

     Our independent auditor's report issued in connection with our audited consolidated financial statements for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, expresses "substantial doubt about our ability to continue as a going concern," due to, among other things, our lack of significant operations. If we are unable to develop profitable operations, we may have to cease to exist, which would be detrimental to the value of our common stock. We can make no assurances that our business operations will develop and provide us with sufficient cash to continue operations.

     WE HAVE SUBSTANTIAL OUTSTANDING INDEBTEDNESS, WHICH WE MAY BE UNABLE TO REPAY OR CONVERT TO EQUITY.

     As of September 30, 2005, we had approximately $412,000 of outstanding indebtedness. This was comprised of approximately $291,000 of short-term promissory notes, approximately $81,000 due to a related party, approximately $18,000 of accounts payable and approximately $22,000 of other accrued liabilities and interest. This entire amount is considered short-term debt.
The short-term promissory notes are secured by all of our assets. Unless we can renegotiate this debt, or raise additional capital, we will likely default on this debt. Any funds that we raise that are applied to repay our outstanding indebtedness will not be available to fund our business. We may be unable to raise the funds necessary to repay our debt and the holders of past due amounts may seek to enforce their rights against us.

     WE WILL REQUIRE ADDITIONAL CAPITAL FOR OUR OPERATIONS AND ANTICIPATED EXPANSION AND SUCH CAPITAL COULD HAVE A NEGATIVE IMPACT ON OUR SHAREHOLDERS.

     Our proposed plan of operations, even if successful, may not result in cash flow sufficient to finance the continued expansion of our new business. We will likely require substantial additional capital for our operations, manufacturing activities, software development, and marketing and advertising activities. There can be no assurance we will be successful in obtaining any additional equity capital or other financing or, if obtained, that such capital will be obtained at a reasonable cost. Even if capital is available, its cost may trigger the anti-dilution terms in our Series A Preferred stock and similar anti-dilution terms would increase the common stock holdings of VCC. If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our product development, reduce our work force and license to others products or technologies that we otherwise would seek to commercialize.

IF OUR DYNASIG SYSTEM DOES NOT RECEIVE THE CONSUMER OR BUSINESS ACCEPTANCE THAT WE ANTICIPATE, OUR REVENUES AND OPERATING RESULTS WILL LIKEWISE NOT REACH THE LEVELS WE ANTICIPATE.

     Our DynaSig System has no brand name recognition, as do our competitors' products. Our DynaSig System is based on designs that we have only begun producing in limited volumes. At this time, we intend to manufacture a "tethered" or wired version of our Bio-Pen, combined with various software applications that comprise our DynaSig System. We are currently selling our initial applications, but we will need to develop several other applications for the DynaSig System. Because we do not intend to have a diversified product line, consumer and business acceptance of the DynaSig System will be critical to our success. Since our inception in June 2003, we have had to significantly revise the Bio-Pen specifications. In September 2005, we introduced an improved version of the Bio-Pen which improves the data capture consistency. While we believe our improved version of the Bio-Pen is a final production version, if we have to make other revisions to the Bio-Pen, such revisions would likely be expensive. In addition, this occurrence would likely harm our reputation for producing a reliable product making acceptance even more difficult.

     WE HAVE NO EXPERIENCE IN MASS PRODUCTION OF BIO-PENS AND OUR LACK OF EXPERIENCE COULD INCREASE OUR COSTS.

     Because the DynaSig System has only been produced on a limited basis, we do not know if we will be able to control production and quality control issues once manufacturing begins. Defects in our manufacturing process or pens produced would cause our costs to exceed those projected and could result in substantial warranty or even product liability claims and harm our industry reputation or our financial capability, which would diminish acceptance of our products in targeted markets. To maintain control of our technology, one of the final manufacturing steps is that a Bio-Pen is totally sealed. Therefore, it is impossible to repair a defective pen and they must be replaced. In the past we have had to discard a significant number of Bio-Pens in inventory and replace some of the Bio-Pens sold with new models.

     WE INTEND TO SUBCONTRACT ALMOST ALL OUR PRODUCT MANUFACTURING ACTIVITIES AND THEREFORE WE ARE AND WILL BE DEPENDENT ON OUR SUPPLIERS AND SUBCONTRACTORS TO SUPPLY ALMOST ALL OUR COMPONENTS AND ASSEMBLED SUBSYSTEMS. SUCH SUPPLIERS MAY NOT PERFORM AS EXPECTED INCREASING OUR COSTS OR ABILITY TO DELIVER.

     We do not intend to engage in the manufacturing business long-term, except to maintain proprietary control of the Bio-Pen's final assembly and electronic quality control. We currently purchase key components of our products from a variety of outside sources. In order to control costs and scheduling, we expect to continue to use subcontractors to supply almost all our components and assembled subsystems. This strategy is subject to many risks out of our control, including lack of supply of raw materials or component parts, increasing prices of materials, components and equipment warranty and product liability claims, work stoppages, strikes or other labor difficulties, and changes in governmental regulations. Consequently, in the event that we have problems with suppliers we could potentially experience higher product costs and longer lead times in order fulfillment. Failure to satisfy market demand could result in failure to achieve our sales objectives. We do not have long-term agreements with any of our suppliers.

BECAUSE OF OUR LIMITED EXPERIENCE, WE ARE UNSURE IF WE CAN MANUFACTURE AND SELL OUR DYNASIG SYSTEMS PROFITABLY.

     While we have projected manufacturing costs for different levels of production and sales and we believe that we can sell our DynaSig Systems profitably, our projections may prove inaccurate due to many factors. It is also possible that while Bio-Pen manufacturing may be profitable at certain levels, our sales may never reach such levels. If our costs of manufacturing or other costs associated with warranty or other claims exceed our projected costs, our projected margins may not be realized and we may never achieve profitable operations.

     WE WILL CONTINUE TO BE HIGHLY DEPENDANT ON THE CONTINUED SERVICES OF RICHARD C. KIM, PH.D., OUR CHIEF EXECUTIVE OFFICER AND LARGEST SHAREHOLDER.

     While we have no assurance that Dr. Kim will produce successful operations, the loss of his services could have an adverse effect on meeting our production and financial performance objectives. We have an employment agreement with Dr. Kim. We have purchased a $2 million key man life insurance policy on Dr. Kim. However, we have no assurance that we will not lose the services of Dr. Kim or other key personnel and may not be able to timely replace any personnel if we do lose their services.

     OUR FUTURE SUCCESS WILL DEPEND IN LARGE PART UPON OUR ABILITY TO ATTRACT AND RETAIN HIGHLY SKILLED ENGINEERING, OPERATIONAL, MANAGERIAL AND MARKETING PERSONNEL.

     As we expand our activities as anticipated in product and application development, and sales and manufacturing, we will need to attract and retain highly skilled engineering, operational, managerial and marketing personnel. We face significant competition for these types of skilled persons from other companies. Consequently, if we are unable to attract and retain skilled personnel, we will not be able to expand our business or our costs could exceed our estimates.

     THE MARKET WE INTEND TO OPERATE IN IS HIGHLY COMPETITIVE AND DOMINATED BY MANUFACTURERS WITH FINANCIAL, OPERATING, PROMOTIONAL AND OTHER RESOURCES FAR IN EXCESS OF OURS.

     Competition in security authentication and identification is very intense. The market is segmented with major manufacturers generally dominating each segment and these manufacturers likely have financial, operating, promotional and other resources far in excess of ours. Although our DynaSig System is substantially different from existing security authentication and identification technologies, our new security authentication and identification system will be competing with established companies producing established products. We may not be able to compete successfully with current products or new technology that is introduced by existing manufacturers or others that may enter this market in the future.

WE ARE RELYING HEAVILY ON OUR PATENT, TRADE SECRET, NONDISCLOSURE, CONFIDENTIALITY AND NON-COMPETITION RIGHTS TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

     We have applied for one Patent that has not yet been issued. We have applied for this patent in both the United States and internationally. Assuming we have adequate capital, we intend to pursue this pending application for patent rights both the United States and in various foreign countries, and in the future file additional patent applications in both the U.S. and internationally. There is no assurance that any patents will be issued and if issued that such patents will not be challenged. Even if our patents and other intellectual property rights are valid and enforceable, the cost of defending any claims may be substantial. Any defense or prosecution of a claim of patent or other infringement will be extremely expensive and would utilize capital that is projected for use in other activities. As such, we may not be able to bear the costs of any defense or prosecution of claims related to our intellectual property rights.

     OUR CURRENT AND POTENTIAL COMPETITORS AND OTHER THIRD PARTIES MAY OBTAIN RIGHTS THAT INTERFERE WITH OUR PRODUCTS.

     Our current and potential competitors and other third parties may have or may obtain additional proprietary rights that will prevent, limit or interfere with our ability to manufacture and market our products either in the U.S. or internationally. In the event we are required to license patents issued to third parties, such licenses may not be available or, if available, may not be available on acceptable terms. In addition, we may not be successful in any attempt to redesign our products or processes to avoid infringement. Any such redesign may not be able to be accomplished in a cost-effective manner. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would harm our business.

     WE MAY EXPERIENCE PRODUCT LIABILITY CLAIMS.

     If users of a DynaSig System experience fraud or other damages, a product liability lawsuit may result. If any such claim were successful, our industry reputation and financial condition could be severely damaged. Liability insurance may not be available or too expensive to be economically justifiable to insure against the risk of product liability claims.

     BEING A PUBLIC COMPANY MAY STRAIN OUR RESOURCES, DIVERT OUR MANAGEMENT'S ATTENTION AND AFFECT OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED DIRECTORS.

     As a reporting public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and, because we intend to file for trading on the OTC Bulletin Board (the "OTC:BB") , the rules
                                                           ------
and regulations of the NASD. The requirements of these rules and regulations will increase our accounting, legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may place significant strain on our personnel, systems and resources. The Exchange Act and the NASD will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Such reports require that we have audits and reviews by qualified independent auditors and that such reports be filed on a timely basis. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results. Failure to maintain our right to trade on the OTC:BB may reduce the liquidity and price of our shares.

     OUR SHARES MAY TRADE AT A PRICE WHICH WOULD CLASSIFY THEM AS A "PENNY STOCKS."

     "Penny Stocks" generally are defined as equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or are sold to established customers or accredited investors.

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock; the broker-dealer must make a special written determination that such penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. It is very likely that initially all of our securities will be subject to the penny stock rules.

     THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE AND FLUCTUATE SIGNIFICANTLY IF AND WHEN OUR SHARES TRADE IN THE OVER-THE-COUNTER MARKET AND AN INVESTOR'S SHARES COULD DECLINE IN VALUE.

     We expect our common stock to trade in the over-the-counter (OTC) market. An active trading market for our common stock may never develop, or be sustained if it emerges. Unless an active trading market is developed for our common stock, it will be difficult for shareholders to sell our common stock at any particular price or when they wish to make such sales. The market price of our common stock may fluctuate significantly, making it difficult for any investor to resell our common stock at an attractive price or on reasonable terms.
Market prices for securities of early stage companies such as us have historically been highly volatile due to many factors not affecting more established companies. Moreover, any failure by us to meet estimates of financial analysts is likely to cause a decline in the market price of our common stock.

     THE EXISTENCE OF THE PLAN WARRANTS MAY SUPPRESS THE TRADING PRICE OF OUR COMMON STOCK.

     The existence of the Plan Warrants may suppress the trading price of our common stock. Our discretion to allow the Plan Warrants to expire, to call the Plan Warrants or otherwise modify the Plan Warrants is restricted under our agreements with VCC.

     MANAGEMENT HAS DISCRETION IN SETTING THE EXERCISE PRICES OR THE APPLICATION OF PROCEEDS OF ANY PLAN WARRANTS EXERCISED.

     There may be Plan Warrants outstanding to purchase as many as 53,012,454 additional shares of our common stock. If exercised, these Plan Warrants will generate a significant amount of additional capital. No exercise of any Plan Warrants are currently specified or committed. Plan Warrant holders will not have the opportunity to evaluate economic, financial or other information which may be utilized by management in determining whether to lower the exercise price of any of the Plan Warrants or how and when to apply the proceeds from the exercise of Plan Warrants. Shareholders must rely upon the ability of management to identify and make decisions as to the application of any proceeds. The Warrant Agreement which governs the Plan Warrants restricts any one shareholder from acquiring ownership greater than 4.99% of our common stock without specific approval. See "Part I, Item 8. Description of Securities - Plan Warrants."

     OUR MAJORITY STOCKHOLDER HAS THE ABILITY TO EFFECTIVELY CONTROL SUBSTANTIALLY ALL ACTIONS TAKEN BY STOCKHOLDERS.

     Dr. Kim owns 8,804,325 shares of our common stock, or approximately 66.6% of our voting capital stock on a fully diluted basis, and has certain other rights under a Shareholder Agreement. Accordingly, Dr. Kim can effectively control substantially all shareholder actions, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control that might otherwise be beneficial to stockholders and may also discourage acquisition bids and limit the amount certain investors may be willing to pay for shares of our common stock.

     WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK.

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding future events, our plans and expectations and financial projections. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Form 10-SB/A. See "Part I, Item 1. Description of Business - Factors Affecting Future Performance."

INTRODUCTION

     We were originally incorporated in Arizona on September 3, 2004 under the name VT Gaming Services, Inc. We were a wholly owned subsidiary of Visitalk Capital Corporation ("VCC") and formed as part of the implementation of the confirmed Chapter 11 reorganization plan (the "Visitalk Plan") of visitalk.com, Inc. ("Visitalk.com"). The Visitalk Plan was deemed effective by the Bankruptcy Court on September 17, 2004 (the "Effective Date"). On September 22, 2004, Visitalk.com was merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan. We adopted our current name of Dynamic Biometric Systems, Inc. in April 2005. In October 2005, we changed our state of incorporation from Arizona to Nevada and also affected a 1-for-4 reverse stock split. Any share amounts discussed herein have been restated to give retroactive effect to this reverse stock split.

     On December 31, 2004, pursuant to an Exchange Agreement, we acquired all of the outstanding capital stock of DynaSig Corporation, an Arizona corporation ("DynaSig"), in a stock for stock exchange (the "Exchange Transaction"). Immediately after the Exchange Transaction, the former DynaSig stockholders held approximately 89.8% of our voting capital stock. For financial accounting purposes, this acquisition was a reverse acquisition of the Company by DynaSig, under the purchase method of accounting, and was treated as a recapitalization with DynaSig as the acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to June 17, 2003 (date of inception), of the reverse acquisition completed on December 31, 2004, and represent the operations of DynaSig. With the acquisition of DynaSig, we abandoned our peer-to-peer computer gaming business and entered the biometric verification business.

PLAN OF OPERATIONS

     We are in the business of developing, marketing and selling a unique, dynamic biometric identification system based on the act or process of signing a name or other handwriting (a "Dynamic Signature"). Our products take the form of proprietary hardware and software, which comprise our DynaSig System. The DynaSig System consists of our proprietary, dynamic biometric capture device (the "Bio-Pen") plus the software that compares a Dynamic Signature captured by the Bio-Pen with a reference template. Simply stated, our products offer solutions for security authentication and identification. The DynaSig System can be deployed at the individual personal computer level, the Internet level or on local area or wide area networks. Our products are targeted at markets such as (i) credit card fraud and identity theft, including e-commerce and Internet financial transactions; (ii) government and corporate security, including Internet, device and information access, and (iii) electronic document execution and control.

     There is no meaningful operating history to evaluate our prospects for successful operations. We have a limited operating history and have incurred operating losses and had negative cash flow since our inception in June 2003. We anticipate future losses. Our operations will be subject to all of the risks inherent in establishing a new business enterprise, particularly one that is dependent, initially, on the ever-changing technology, biometrics and security industries. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new business, including uncertainty as to production capabilities, market acceptance, marketing methods, expenses and competition. We may not be successful in our proposed new business activities.

     In addition, until we successfully sell a number of DynaSig Systems on a regular basis, our operations will not result in cash flow sufficient to finance the continued expansion of our new business. A substantial portion of our capital will be applied to the acquisition of materials, components and additional tooling, assembly and labor to manufacture our production version of the Bio-Pen and to expand our sales, marketing and promotional activities. We will require substantial additional capital for assembly or manufacturing activities, for purchase of additional components and for marketing and advertising activities.

     If the DynaSig System does not receive the consumer or business acceptance that we anticipate, our revenues and operating results will likewise not reach the levels we anticipate. The DynaSig System has no brand name recognition, as do most of our competitors' products. The DynaSig System is based on designs that we have only begun producing in limited volumes.

     We are relying on our patent, trade secret, nondisclosure, confidentiality and non-competition rights to protect our intellectual property rights. We have applied for one U.S. Patent, which has not yet been granted and intend to pursue a pending application for patent rights in various foreign countries. Assuming we have sufficient capital, in the future we plan to file additional patent applications in both the U.S. and internationally. There is no assurance that any patents will be issued and, if issued, that such patents will not be challenged.

     Our plan is to sell DynaSig Systems through direct marketing to major users and through manufacturer's representatives and value added resellers. We believe the best way to promote the DynaSig System initially, and solicit interest from both major users as well as manufacturer's representatives and value added resellers, is through displays and demonstrations at biometric conferences and trade shows, both domestically and internationally.
Accordingly, it will be necessary to incur expenditures for trade show participation, demonstrations and exhibits, marketing materials, advertisements and promotional expenditures and additional Web site development. We currently have limited funding to support such activities on the level necessary to be successful.

     The following discussion and analysis provides information that we believe is relevant to assessing and understanding our results of operations and financial condition. The discussion and analysis should be read together with our audited consolidated financial statements and notes for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003. For the purposes of this discussion and analysis, the "period ended December 31, 2003" refers to the period from June 17, 2003 (date of inception) through December 31, 2003. Our audited consolidated financial statements also include unaudited comparative financial information and results of operations for the nine months ended September 30, 2005 (unaudited). See "Part F/S."

RESULTS OF OPERATIONS

     NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

     For the nine months ended September 30, 2005 (unaudited), we had revenues from the sale of Bio-Pens of $649. These limited sales were to individuals and potential independent representatives for their review and evaluation of the Bio-Pen. For these nine months, we primarily concentrated on the continued development, refinement and improvement of the Bio-Pen. In September 2005, we introduced an improved version of the Bio-Pen which improves the data capture consistency. We believe our improved version of the Bio-Pen is a final production version.

     Costs of revenues were $7,731 for the nine months ended September 30, 2005 (unaudited). Costs of revenues include materials and labor associated with the installation, implementation, warranty and support of the Bio-Pen and components sold. For the nine months ended September 30, 2005 (unaudited), costs of revenues also includes a cost of $5,516 for discontinued or unsalable versions of the Bio-Pen. Over the past 18 months, we have decreased unit cost by over 50% by changing parts vendors and assembly methods. With our new improved production version of the Bio-Pen, we believe we can further decrease our unit cost by seeking more cost effective components. Once we begin producing Bio-Pens in larger quantities, we believe we will achieve economies of scale by ordering parts in greater quantities, and further decrease our per-unit costs.

     The components of operating expenses for the nine months ended September 30, 2005 (unaudited) are as follows:

                                Amount     %
                                         ------
Research and development       $124,674    34.9
Selling and marketing            60,823    17.0
General and administrative       71,272    19.9
Legal and professional           85,961    24.1
Depreciation and amortization    14,532     4.1
                               --------   -----
                               $357,262   100.0



     Research and development expenses continue to comprise a majority of our expenses for the nine months ended September 30, 2005 (unaudited). Components of research and development expenses were as follows:

                            Amount     %
                           ========  ======
Outside development costs  $ 41,622    33.4
Payroll and related          77,227    61.9
Consulting                    3,818     3.1
Other                         2,007     1.6
                           --------   -----
                           $124,674   100.0

     Beginning in January 2005, we started performing most development and production functions in-house, eliminating the management fees that were paid to OptiSense for the year ended December 31, 2004 and for the period ended December 31, 2003. Outside development costs of $41,623 for the nine months ended September 30, 2005 (unaudited) consists of purchases of components, parts and supplies from numerous outside development companies and individuals for the development of the DynaSig System. As part of the Exchange Transaction, we executed an employment agreement with Dr. Kim which requires his exclusive service in exchange for a minimum annual salary of $100,000. One-half of Dr. Kim's salary is allocated to research and development expense, determined to be the proper allocation of his time between his G&A and R&D activities.
Consulting costs also declined significantly from prior periods, since most development and production functions were now in-house.

     Selling and marketing expenses totaled $60,823 for the nine months ended September 30, 2005 (unaudited). Commencing January 1, 2005, we engaged Matthew
E. Doty as our Vice President of Business Development, but he currently works as a consultant. Mr. Doty's consulting fee for the nine months ended September 30, 2005 (unaudited) was $30,600. As production and sales increase, we expect to hire Mr. Doty full-time. Costs of attending numerous biometric conferences and other industry specific trade shows for the nine months ended September 30, 2005 (unaudited), including travel related expenses, totaled $30,223. We expect to expand on our marketing expenditures as sufficient funding becomes available.

     General and administrative expenses totaled $71,272 for the nine months ended September 30, 2005 (unaudited). Components of general and administrative expenses were as follows:

                        Amount     %
                        =======  ======
Payroll and related     $39,645    55.6
Key-man life insurance    5,217     7.3
Rent                     18,335    25.8
Other                     8,075    11.3
                        -------   -----
                        $71,272   100.0

     One-half of Dr. Kim's salary is allocated to general and administrative expense, determined to be the proper allocation of his time between his G&A and R&D activities. We are highly dependent on the continued services of Dr. Kim and we purchased a $2 million key man life insurance policy on Dr. Kim which is payable to the Company. Rent expense for the nine months ended September 30, 2005 (unaudited) is for our 1,443 square foot office facility in Tempe, Arizona. We believe this facility will be suitable in the early stages of production, but we may need additional space in the future.

     Legal and professional fees totaled $85,961 for the nine months ended September 30, 2005 (unaudited). A substantial portion of these fees related to our agreement with VCC.

Effective December 31, 2004, we engaged VCC to provide financial consulting, audit coordination, capital advisory, and investment banking services until our common stock is trading. VCC's compensation under this agreement was $100,000, paid by the issuance of 100,000 shares of Series A Preferred stock. As of December 31, 2004, we recorded the issuance of these shares as unearned stock based fees because the services required under this agreement had not been performed. For the nine months ended September 30, 2005 (unaudited), we recognized $75,000 of this fee as professional fees based on our estimate that 75% of the services required under the agreement have been completed. The balance of the services will be performed before December 31, 2005 and will be charged to professional fees in the last quarter of 2005. After completion of the initial services described above, we can, at our option, continue to use VCC's services for $175 per hour. Accounting and audit fees of $9,150 were paid to our independent registered public accounting firm related to our audits for the year ended December 31, 2004 and for the period ended December 31, 2003.

     Depreciation and amortization totaled $14,532 for the nine months ended September 30, 2005 (unaudited), and includes amortization of license rights acquired in October 2004, amortization of patent costs which were capitalized in August 2004, and depreciation of computer equipment and other fixed assets.

     Interest expense was $17,303 for the nine months ended September 30, 2005 (unaudited). On December 27, 2004, we entered into a line of credit agreement ("LOC") with VCC for up to $100,000. In June 2005, the LOC was amended to provide for increased borrowing of up to $300,000. Interest on the LOC Notes accrues at 15% per annum. We owed $245,000 to VCC for advances under the LOC as of September 30, 2005 (unaudited). These increased borrowings under the LOC the principle component of interest expense.

     As a result of the above, our net loss for the nine months ended September 30, 2005 (unaudited) totaled $381,647 or $.04 per share.

     YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE PERIOD ENDED DECEMBER 31, 2003

     We had revenues of $9,030 for the year ended December 31, 2004 compared to no revenues for the period ended December 31, 2003. The revenues for the year ended December 31, 2004 arose from the initial sale of Bio-Pens to prospective resellers and customers. No production Bio-Pens were available for sale in 2003. Sales for the year ended December 31, 2004 were comprised of the following:

                2004           2003
              =======         ======
          Amount     %     Amount   %
          -------  ------  -------  --
Pens      $ 3,030    33.6  $     -   -
Software    6,000    66.4        -   -
          -------   -----  -------  --
          $ 9,030   100.0  $     -   -

     Costs of revenues were $10,138, or 112% of revenues, for the year ended December 31, 2004. Costs of revenues include materials and labor associated with the installation, implementation, warranty and support of the Bio-Pen and components sold. For the year ended December 31, 2004, costs of revenues also includes a cost of $7,815 for discontinued or unsalable versions of the Bio-Pen.

     The components of operating expenses for the year ended December 31, 2004 and for the period ended December 31, 2003 were as follows:

                                      2004             2003
                                    ========          ======
                                Amount     %      Amount     %
                               --------  ------  --------  ------

Research and development       $228,982    66.6  $ 86,919    48.3
Selling and marketing            25,843     7.5    12,026     6.7
General and administrative       76,873    22.3    51,565    28.7
Legal and professional            1,248     0.4    28,528    15.8
Depreciation and amortization    11,036     3.2       834     0.5
                               --------   -----  --------   -----
                               $343,982   100.0  $179,872   100.0

     Research and development expenses made up a majority of our expenses for both the year ended December 31, 2004 and for the period ended December 31, 2003. Components of research and development expenses for the respective periods were as follows:

                                 2004             2003
                               ========          ======
                            Amount     %     Amount     %
                           --------  ------  -------  ------

Optisense management fee   $ 81,432    35.6  $37,026    42.6
Outside development costs    38,123    16.6   33,547    38.6
Payroll and related          75,219    32.8        -       -
Consulting                   33,000    14.4   15,000    17.3
Other                         1,208      .6    1,346     1.5
                           --------   -----  -------   -----
                           $228,982   100.0  $86,919   100.0

     On June 17, 2003, we entered into an agreement with Optisense Corporation ("Optisense"), which is solely owned by Richard C. Kim Ph.D., our Chief Executive Officer and largest stockholder, to develop the DynaSig System. This agreement required fixed payments of $15,000 per month plus the reimbursement of certain out-of-pocket related expenses. On December 31, 2003, this agreement was amended to allow Optisense to hire two employees dedicated to the Bio-Pen project and for us to fully reimburse Optisense for this expense. Due to the related party nature of this transaction, all Optisense expenses have been recorded on our books, including payroll for the two Optisense employees. Payroll and related costs accounted for $75,219 of the increase in research and development costs for the year ended December 31, 2004. Amounts paid to Optisense over actual expenses were charged to research and development expenses as a management fee, which totaled $81,432 and $37,026, respectively. We owed Optisense $85,444 as of December 31, 2004. We expect to perform all our own development work in the future and have a very limited relationship with Optisense.

Outside R&D costs of $38,123 and $33,547 for the year ended December 31, 2004 and for the period ended December 31, 2003, respectively, consist of purchases of components, parts and supplies from numerous outside development companies and individuals for the development of the DynaSig System since inception. Consulting costs of $33,000 and $15,000 for the year ended December 31, 2004 and for the period ended December 31, 2003, respectively, were paid to David C. Kim, a production and manufacturing engineer. Mr. Kim is the brother of Dr. Kim.
Mr. Kim was engaged by DynaSig to assist in the early design, process engineering, production and development of the Bio-Pen and DynaSig System. Additional consulting costs were paid to Mr. Kim, but were charged to general and administrative expenses (see below). Other than Mr. Kim being a greater than 5% stockholder, he is no longer involved in the Bio-Pen development.

     Selling and marketing expenses increased $13,817 to $25,843 for the year ended December 31, 2004. This total amount compared to $12,026 for the period ended December 31, 2003. This increase was due to more frequent attendance at industry conferences and trade shows during the year ended December 31, 2004.

     General and administrative expenses increased $25,308 to $76,873 for the year ended December 31, 2004. This total amount compared to $51,565 for the period ended December 31, 2003. Components of general and administrative for the respective periods were as follows:

                 2004            2003
                =======         ======
            Amount     %     Amount     %
            -------  ------  -------  ------
Consulting  $35,450    46.1  $26,575    51.5
Rent         37,841    49.2   22,976    44.6
Other         3,582     4.7    2,014     3.9
            -------   -----  -------   -----
            $76,873   100.0  $51,565   100.0

     Consulting costs were incurred to several business consultants and advisory firms to assist DynaSig in formulating early stage capital plans. Of the total consulting fees for the year ended December 31, 2004 and for the period ended December 31, 2003, $32,500 and $20,000, respectively, was paid to a company owned by David C. Kim, brother of Dr. Kim. These costs related specifically to business and capital advisory services performed by Mr. Kim, and accordingly, are charged to general and administrative expenses. Additional consulting costs were paid to Mr. Kim, but were charged to research and development expenses (see above). Other than Mr. Kim being a greater than 5% stockholder, he is no longer involved directly with the Company. None of the other business consultancy firms were ever eventually hired by DynaSig on a long-term basis.

     Rent expense of $22,976 for the period ended December 31, 2003 was primarily for an office facility provided to DynaSig by Milestone Equity Partners Phoenix, LLC ("Milestone"). In December 2003, DynaSig settled a dispute with Milestone by issuing Milestone a note (see below), of which $20,828 was recorded as rent expense determined to be the fair market value of this provided facility. For the last month of 2003, DynaSig moved into a new facility in Scottsdale, Arizona and incurred rent of $2,148. The corresponding rent expense of $37,841 for the year ended December 31, 2004 was for two separate facilities, a production office and lab for $16,498 and a corporate office for $21,343. Both of these facilities' leases expired on December 31, 2004. On January 17, 2005, we entered into a 25 month lease agreement for a 1,443 square foot office facility in Tempe, Arizona.

     Legal and professional fees were $1,248 for the year ended December 31, 2004 compared to $28,528 for the period ended December 31, 2003. Legal and professional fees for the period ended December 31, 2003 were $2,303 for preliminary patent and intellectual property matters, $1,230 for employment matters and $24,995 incurred to Milestone for management and business advisory services. As discussed previously, in December 2003, DynaSig settled a dispute with Milestone by issuing Milestone a note. A portion was charged to general and administrative expenses as rent and the balance, $24,995, is charged to professional fees.

     Depreciation and amortization expenses increased to $11,036 for the year ended December 31, 2004 compared to $834 for the period ended December 31, 2003. This increase is due to purchases of computer equipment as well as capitalized production molds which primarily occurred in early 2004.

     Interest expense increased to $4,694 for the year ended December 31, 2004 from only $138 for the period ended December 31, 2003. The increase in interest expense is the result of the Milestone Note discussed above. The Milestone Note bears no stated interest and is secured on all the assets of DynaSig. For accounting purposes, interest has been imputed at 10% and the note principal originally recorded in the amount of $45,823 as of December31, 2004.

     As a result of the above, our net loss for the year ended December 31, 2004 totaled $349,678 or $.04 per share. This compares to a net loss for the period ended December 31, 2003 of $179,766 or $.02 per share.

LIQUIDITY AND CAPITAL RESOURCES

     SEPTEMBER 30, 2005 (UNAUDITED)

     As of September 30, 2005 (unaudited), cash and cash equivalents were $4,589. Cash was expended in investing activities for the nine months ended September 30, 2005 (unaudited) for purchases of machinery and equipment ($10,871) and additional patent and intellectual property rights totaling $3,312. These additional costs also related to the patent application filed on August 23, 2004. Cash provided by financing activities supported our operations for the nine months ended September 30, 2005 (unaudited). For the nine months ended September 30, 2005 (unaudited), we operated principally on $220,000 of cash borrowings under the LOC, which was expanded in June 2005 to provide for borrowings up to $300,000. In addition, we raised a total of $100,000 under the Offering in March and April 2005 ($90,000 net of selling costs). These funds were used for general working capital and for the acquisition of materials, components and additional tooling. On May 31, 2005, this Offering expired in accordance with its terms.

     Debt structure as of September 30, 2005 (unaudited). As of September 30, 2005 (unaudited), we owed $245,000 to VCC for advances under the LOC. We also owed for the

Milestone Note, which is due on December 20, 2005 in the aggregate amount of $55,000, including interest. We do not have sufficient funds to pay the Milestone Note when due. We hope to negotiate an extension or convince Milestone to convert their note into our Series A Preferred stock. VCC has indicated that it will agree to convert $100,000 of its secured debt into the same Series A Preferred stock and extend the balance of its LOC Notes for one year, as an inducement to Milestone to likewise convert its debt. We still owe Optisense $80,868 as of September 30, 2005. Other than these obligations, we owed approximately $18,000 in trade accounts payable obligations and approximately $13,200 of other accrued liabilities.

     Financing plans. We will likely require substantial additional capital for our operations, manufacturing activities, software development, and marketing and advertising activities. We believe our best alternative for additional financing is through additional equity placements. There can be no assurance we will be successful in obtaining any additional equity capital or other financing or, if obtained, that such capital will be obtained at a reasonable cost. If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our product development, reduce our work force and license to others products or technologies that we otherwise would seek to commercialize. In addition, should we be unable to raise sufficient capital, it is possible that we will be incapable of paying our liabilities. If vendors are not timely paid, they may be unwilling to continue doing business with us. Our secured creditors could foreclose on all our assets, effectively causing us to cease operations. If we are unable to raise sufficient funds with this plan, we will be forced to assume more debt, and it will presumably be very difficult to find a lender willing to extend us credit.

     Capital equipment. Our estimated capital equipment expenditures to meet our goal cannot be precisely estimated, however, we believe additional equipment and square footage will be needed to allow our production to exceed an estimated 1,000 Bio-Pens per month. In the near term, we expect to contract with third parties for certain parts production. We have no production information regarding the hours necessary to manufacture our product in any quantity and therefore there is no assurance as to the necessary capital equipment required. If we subcontract parts production, there is no assurance that we will be able to obtain credit from such vendors or be able to control the prices charged for such parts.

     Manufacturing costs. We have purchased and have on hand sufficient inventory to manufacture a few hundred Bio-Pens. The selling price of our product ranges from $150 for a single Bio-Pen to $50,000 for a complete DynaSig System for enterprise solution (WAN or Internet server licenses). We cannot determine to what extent we will be profitable, if at all, at these targeted selling prices.

     Sales and marketing. Our plan is to sell DynaSig Systems through direct marketing to major users and through manufacturer's representatives and value added resellers. We believe the best way to promote the DynaSig System initially, and solicit interest from both major users as well as manufacturer's representatives and value added resellers, is through displays and demonstrations at biometric conferences and trade shows, both domestically and internationally. Accordingly, it will be necessary to incur expenditures for trade show participation, demonstrations and exhibits, marketing materials, advertisements and promotional expenditures and additional Web site development. We currently have limited funding to support such activities on the level necessary to be successful.

     Legal and professional. There will be costs estimated at approximately $45,000 through our year ended December 31, 2005 for continuing accounting, legal and business consulting expenses. These expenses include (a) the services of VCC, (b) legal fees and costs related to SEC reporting and compliance requirements as a fully reporting public company, (c) ongoing auditor's fees for audit and reviews and (d) legal fees for expanded patent, trademark and intellectual property protection.

     DECEMBER 31, 2004 COMPARED TO DECEMBER 31, 2003

     As of December 31, 2004, cash and cash equivalents were $14,867, a decrease from $184,082 as of December 31, 2003. Cash was expended in investing activities for the year ended December 31, 2004 for purchases of machinery and equipment, patent and intellectual property rights and licenses and technologies totaling $47,215. This compared to cash expended in investing activities for the period ended December 31, 2003 for machinery and equipment of $8,914. For the year ended December 31, 2004, patent application costs were capitalized, in accordance with our policy to capitalize the cost of any applications for patent and intellectual property rights and their prosecution to final award. These costs related to the patent application covering certain aspects of the current version of the DynaSig System filed on August 23, 2004. Additionally, in October 2004, we purchased license rights for a software development kit (SDK) from a non-affiliated company for $10,000.

     We supported our operations for the year ended December 31, 2004 and for the period ended December 31, 2003 from cash provided by financing activities. The cash provided by financing activities was $213,084 for the year ended December 31, 2004 compared to $326,360 for the period ended December 31, 2003. For the year ended December 31, 2004, we operated principally on $25,000 of cash borrowings under the LOC and $65,000 raised from the sale of Series A Preferred stock. Comparatively, for the period ended December 31, 2003, we operated on the $360,000 raised from the sale of Series A Preferred stock.

     Debt structure as of December 31, 2004. As of December 31, 2004, we owed $25,000 to VCC for advances under the LOC, initially for up to $100,000. In June 2005, the LOC was amended to provide for increased borrowing of up to $300,000. Interest on the LOC Notes accrues at 15% per annum. Any advances under this LOC are secured by a lien on all our assets. Notes are issued under the LOC as advances are made to the Company. The LOC notes and any accrued interest are convertible into shares of Series A Preferred at a price of $1.00 per share. We also owed for the Milestone Note (discussed previously) in the discounted principal amount of $45,823. In addition, we owed Optisense $85,444 as of December 31, 2004. Other than these obligations, we owed approximately $20,000 in trade accounts payable obligations and approximately $4,900 of other accrued liabilities

CRITICAL  ACCOUNTING  POLICIES  AND  ESTIMATES

     Financial Reporting Release No. 60, released by the SEC in 2001, requires all companies to include a discussion of critical accounting policies and estimates used in the preparation of their financial statements. In addition, Financial Reporting Release No. 61, also released in 2001, requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our summary of significant accounting policies are described in
Note 2 to the Consolidated Financial Statements. These policies were selected because they represent the more significant accounting policies and methods that are broadly applied in the preparation of our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL
COMMITMENTS

     We have no off-balance sheet arrangements, contractual obligations or commercial commitments.

ITEM 3.  DESCRIPTION OF PROPERTY

     On January 17, 2005, we entered into a 25 month lease agreement for a 1,443 square foot office facility in Tempe, Arizona. We prepaid a total of $25,710 for rent through January 31, 2006. Thereafter, the monthly lease commitment is approximately $2,400 through the lease termination date of February 28, 2007. This facility will be suitable in the early stages of production, but we will need additional space in the relatively near term. We believe additional space will be available in or near our existing facility and we do not expect any difficulty finding larger and more suitable space as needed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our class of common stock as of November 30, 2005, by (i) each director and each executive officer, (ii) and all directors and executive officers as a group, and (iii) persons (including any "group" as that term is used in Section l3(d)(3) of the Exchange Act), known by us to be the beneficial owner of more than five percent of our common stock.

NAME AND ADDRESS                                          COMMON STOCK(1)           FULLY DILUTED(2)
OF BENEFICIAL OWNER                                      SHARES         %      SHARES      %
---------------------------------------------------  ---------------  -----  ----------  -----
Richard C. Kim, Ph.D. (3)
1021 E. Silverwood Drive
Phoenix, AZ  85048                                         8,804,325  77.6    8,804,325   66.6

David C. Kim (4)
4880 Lower Roswell Rd. #640
Marietta, GA  30068                                          770,265   6.8      770,265    5.8

Lanny R. Lang (5)
3536 E. Saltsage Drive
Phoenix, AZ  85048                                         1,270,263  11.2    1,541,041   11.7

Michael S. Williams (5)
13851 S. 37th Street
Phoenix, AZ  85044                                         1,270,263  11.2    1,541,041   11.7


Total officers and directors as a group (3 persons)       10,074,588  88.8   11,115,631   84.1

(1) Common stock shares and percentages are based on 11,347,773 shares of common stock outstanding.

(2) Fully diluted shares and percentages are based on 13,224,086 fully diluted shares of common stock outstanding, which includes 11,347,773 shares of common stock outstanding, 1,657,376 shares of common stock issuable upon the conversion of 696,096 shares of Series A Preferred stock outstanding, and 218,937 shares of common stock issuable upon the conversion of accumulated and unpaid dividends on the Series A Preferred stock as of November 30, 2005.

(3) Shares and percentages in all columns exclude shares of common stock held by adult siblings of Dr. Kim because such shares are not under his dispositive control.

(4)     David C. Kim is the brother of Richard C. Kim.

(5) Common shares and percentages include 1,050,158 shares of common stock owned by VCC and 220,105 shares of common stock owned by Zezen-Zakur Holdings, L.L.C. ("ZZH"). Fully diluted shares and percentages include 1,050,158 shares of common stock owned by VCC; 220,105 shares of common stock owned by ZZH; 238,095 shares of common stock issuable upon the conversion of 100,000 shares of Series A Preferred stock outstanding, and 32,681 shares of common stock issuable upon the conversion of accumulated and unpaid dividends on the Series A Preferred stock as of November 30, 2005. Messrs. Lang and Williams are officers and directors of VCC and the Managing Directors of ZZH and are deemed to individually have dispositive control of all shares owned by VCC and ZZH.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

NAME                   AGE                     POSITION
---------------------  ---  -----------------------------------------------

Richard C. Kim, Ph.D.   45  Chief Executive Officer, President and Director

Lanny R. Lang           47  Secretary, Treasurer, Chief Financial Officer
                             (Principal Accounting Officer) and Director

Michael S. Williams     58  Chairman of the Board



     RICHARD C. KIM, PH.D. Dr. Kim was appointed our President and Chief Executive Officer on December 31, 2004, as part of the Exchange Transaction.
Dr. Kim is also the President and Chief Executive Officer of DynaSig, our wholly owned subsidiary since its formation in June 2003. Dr. Kim is also the President and sole owner of OptiSense Corporation ("OptiSense"). Since 1999, Dr. Kim has also been the President and sole owner of OHost Corporation ("OHost") and Igot Corporation ("Igot"). OHost and Igot currently have limited operations. Between 1999 and 2001, Dr. Kim was the Chairman of E4World Corp., the successor to KoreaStation Corp. ("EFWD"). EFWD owned E4World, Inc., which ceased operations in 2001, but never filed for bankruptcy protection. From 1994 to 1998, Dr. Kim was Vice President of Engineering for Technical Systems Integrators, Inc. ("TSI"), in Tempe, Arizona. TSI was successfully reorganized in a Chapter 11 bankruptcy proceeding in 1999. Dr. Kim resigned immediately after the TSI plan was confirmed. Prior to 1994, Dr. Kim worked in various positions for General Scientific Corporation in Ann Arbor, Michigan; Physical Optics Corporation, in Torrance, California; Rocketdyne Division of Rockwell International, in Canoga Park, California; Ampex Corporation, in Redwood City, California; and was one of the three technical founders of CyberOptics Corporation, in Minneapolis, Minnesota. Dr. Kim received his M.S. and Ph.D. degrees in Electrical/Optical Engineering from the University of Minnesota in 1987 and his B.S. degree in Electrical Engineering and Computer Science from the University of California, Berkeley in 1981.

     LANNY R. LANG. Mr. Lang has been our Secretary, Treasurer, Chief Financial Officer and a Director since our formation. Mr. Lang is also the Secretary, Treasurer, Chief Financial Officer of DynaSig, our wholly owned subsidiary since December 31, 2004. Since August 2004, Mr. Lang has been the Chief Financial Officer, Secretary and Treasurer of VCC and since 1995, he has been Chief Financial Officer, Secretary and Treasurer and a Director of Aztore Holdings, Inc. ("aztore"), the largest stockholder of VCC. Both VCC and Aztore are Phoenix, Arizona-based investment and management consulting companies that specialize in speculative growth companies, mostly in the software business.
Mr. Lang devotes full-time to VCC's affairs and Portfolio Companies. From November 1991 to December 1995, Mr. Lang, along with Mr.

Williams, formed and was a Managing Director of Bulldog Investment Company, LLC ("Bulldog LLC"), a private investment company with a business plan similar to VCC's. Mr. Lang received a BA degree in Accounting from the University of Northern Iowa in 1980.

     MICHAEL S. WILLIAMS. Mr. Williams has been a director since our incorporation and was our President from incorporation until the Exchange Transaction on December 31, 2004, when he resigned as President. Since August 2004, Mr. Williams has been the Chief Executive Officer and Chief Portfolio Officer of VCC and since 1995, Mr. Williams has been the Chief Executive Officer and Chief Portfolio Officer of Aztore. Mr. Williams devotes full-time to VCC's affairs and Portfolio Companies. From November 1993 to December 1995, Mr. Williams, along with Mr. Lang, formed and was a Managing Director of Bulldog LLC. Mr. Williams received his MBA degree in Strategic Planning and Corporate Finance from the Wharton Graduate School of the University of Pennsylvania in 1974 and his BA degree in History and Political Science from Pennsylvania State University in 1969.

     Messrs. Lang and Williams hold various officer and director positions in the many of VCC's Portfolio Companies, some of which are in extended financial condition which have included bankruptcy.

SIGNIFICANT EMPLOYEES

NAME             AGE                 POSITION
---------------  ---  --------------------------------------

Matthew E. Doty   46  Vice President of Business Development

     MATTHEW E. DOTY. Mr. Doty holds the title of Vice President of Business Development since January 1, 2005, but currently works as a consultant. Between January 2004 and December 2004, Mr. Doty was the Vice President of Business Development for SYFX Tekworks in Orinda, California and currently remains as a consultant for that company. Between February 2001 and October 2003, Mr. Doty was a Vice President of Product Management for Silicon Bandwidth, Inc. in San Jose, California. Between January 1994 and February 2001, Mr. Doty worked for Amkor Technology Inc. in Chandler, Arizona in various positions. Mr. Doty received his MBA degree in Marketing from the University of Maryland in 1993 and his B.S. degree in Analytical Chemistry from the University of California, Berkley in 1984.

AUDIT COMMITTEE AND CHARTER

     We have an audit committee and audit committee charter. Our audit committee is comprised of all of our directors. None of directors are deemed "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Our audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and (5) funding for the independent auditor and any outside advisors engaged by the audit committee.

We believe that both Mr. Lang and Mr. Williams have sufficient experience and financial sophistication to act as our financial expert within the meaning of
Item 401(e) of Regulation SB of the Securities Act. Neither Mr. Lang nor Mr. Williams are independent due to their officer and director positions with VCC, a significant Company stockholder.

CODE OF ETHICS

     We have adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethic.
Our code of ethics is filed as an exhibit to the Form 10-SB filed December 16, 2005.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table reflects all forms of compensation for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003. No other person received salary or bonus in excess of $100,000 for any of these fiscal years.

                                    SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION                         LONG TERM
                                          --------------------                       COMPENSATION
                                                                                     -------------
NAME AND                      FISCAL                                  OTHER ANNUAL
PRINCIPAL POSITION           YEAR(1)                 SALARY           COMPENSATION   STOCK OPTIONS
---------------------  --------------------  -----------------------  -------------  -------------
Richard C. Kim, Ph.D.          2005                  $90,167               $    -        none
                               2004                   81,432               $    -        none
                               2003                   37,026               $    -        none

(1) Compensation reported for 2005 is through the date of the Form 10-SB filed December 16, 2005. Our employment agreement with Dr. Kim commenced on December 31, 2004, the date of the Exchange Transaction. Dr. Kim earned no compensation for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003. Dr. Kim received a management fee from OptiSense Corporation, which had a contract with the Company for the initial development of the DynaSig System. See "Part I, Item 7.
Certain Relationships and Related Transactions - Optisense Development
Agreement.

OPTION GRANTS

     No grants of options have been made to any executives or employees.

EMPLOYMENT AGREEMENT

     As part of the Exchange Transaction, we executed an employment agreement with Dr. Kim, which requires his exclusive service in exchange for minimum annual salary of $100,000. This agreement also provides for discretionary bonuses determined by our board of directors and contains customary non-compete covenants and the assignment by Dr. Kim of any new features, trade secrets and/or patents developed in the future. Upon termination for reasons other than for cause, we will be obligated to Dr. Kim for a 24 month severance payment equal to twice his average salary and bonus paid out over a 24 month period. We have purchased a $2 million key man life insurance policy on Dr. Kim payable to the Company.

2005  EQUITY  INCENTIVE  PLAN

     In October 2005, our stockholders approved a new equity incentive plan ("2005 EIP") for employees, non-employee directors and other service providers covering 3,000,000 shares of common stock. Prior to this, we had an approved 2004 Equity Incentive Plan. As of December 31, 2004, no options had been granted under either plan.

     Any options to be granted under the 2005 EIP may be either "incentive stock options," as defined in Section 422A of the Internal Revenue Code, or "nonqualified stock options," subject to Section 83 of the Internal Revenue Code, at the discretion of our board of directors and as reflected in the terms of the written option agreement. The option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted. The option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of our stock.
Options become exercisable based on the discretion of our board of directors and must be exercised within ten years of the date of grant. The EIP expires on October 14, 2015.

COMPENSATION OF DIRECTORS

     Other than as indicated above, we did not pay any other form of compensation to any of our officers or directors, including, but not limited to any stock option plans, stock appreciation rights, long term incentive plan awards, insurance or automobile or telephone allowances for the periods indicated in the table. Our directors received no fees for their services as a director; however, they are reimbursed for expenses incurred by them in connection with Company business.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DYNASIG EXCHANGE AGREEMENT

     On December 31, 2004, pursuant to an Exchange Agreement, we acquired all of the outstanding capital stock of DynaSig, in a tax free, stock for stock exchange. We issued the DynaSig stockholders 10,068,822 shares of common stock and 496,096 shares of Series A

Preferred stock in exchange for all their respective shares of capital stock of DynaSig. As of December 31, 2004, this Series A Preferred stock was convertible into 1,181,181 shares of our common stock and generally votes on an as converted basis and has other rights. Including all Series A Preferred stock on an as-converted basis, the new shares issued to the DynaSig stockholders represented 89.8% of our voting capital stock immediately after the Exchange Transaction. Of this total, Dr. Kim owns 8,804,325 shares of our common stock, or approximately 69.1% of our voting capital stock, and has certain other rights under a Stockholder Agreement. Prior to the effective date of the Exchange Transaction, we were controlled by VCC. Excluding Dr. Kim, VCC is still our largest stockholder. The Exchange Agreement also granted Dr. Kim preemptive rights upon any exercise of certain warrants issued under the Visitalk Plan.

PATENT  AND  INTELLECTUAL  PROPERTY  ASSIGNMENT

     Dr. Kim is the original developer of the DynaSig System. Dr. Kim has assigned all his DynaSig System and Bio-Pen related intellectual property rights to the Company. On August 23, 2004, Dr. Kim filed a formal patent application covering certain aspects of the current version of the DynaSig System in the U.S. and filed a world patent application under the Patent Cooperation Treaty
(PCT) rules. Before February 2007, we must select individual countries in which to seek this extended patent protection and sustain the cost of such applications and prosecutions. Dr. Kim intends to file additional formal patents related to the DynaSig System in the future, which will also be assigned to the Company. We have agreements with our officers and will enter into agreements with any new employees that any new features, trade secrets and patents developed in the future are owned exclusively by the Company.

OPTISENSE DEVELOPMENT AGREEMENT

     Optisense Corporation, a Delaware corporation ("Optisense") is 100% owned by Dr. Kim. On June 17, 2003, DynaSig entered into an agreement with Optisense to develop the DynaSig System (the "Optisense Agreement"). The Optisense Agreement required fixed payments of $15,000 per month plus the reimbursement of certain out-of-pocket related expenses. On December 31, 2003, this agreement was amended to allow Optisense to hire two employees dedicated to the Bio-Pen project and for us to fully reimburse Optisense for this expense. Any amounts paid to Optisense over actual expenses have been charged to research and development expenses as a management fee. We owe Optisense $85,444 as of December 31, 2004. We expect to perform all our own development work in the future and have a very limited relationship with Optisense.

LINE OF CREDIT AGREEMENT

     On December 27, 2004, DynaSig entered into a line of credit agreement ("LOC") with VCC for up to $100,000. In June 2005, the LOC was amended to provide for increased borrowing of up to $300,000. Any advances under the LOC are secured by a lien on all of our assets. Notes are issued under the LOC as advances are made to the Company (the "LOC Notes"). Interest on the LOC Notes accrues at 15% per annum. The LOC Notes and any accrued interest are convertible into shares of Series A Preferred stock at a price of $1.00 per share. The LOC expires on December 31, 2005.

MILESTONE NOTE

     We have a note payable to Milestone Equity Partners Phoenix, LLC in the amount of $55,000, including interest (the "Milestone Note"), which becomes due on December 20, 2005. The Milestone Note was issued for a mutual release of all claims arising from a Consulting Agreement between DynaSig and Milestone dated June 20, 2003. We do not have sufficient funds to pay the Milestone Note when due. We hope to negotiate an extension or convince Milestone to convert their note into our Series A Preferred stock. VCC has indicated that it will agree to convert $100,000 of its secured debt into the same Series A Preferred stock and extend the balance of its LOC Notes for one year, as an inducement to Milestone to likewise convert its debt.

FINANCIAL  SERVICES  ADVISORY  AGREEMENT

     Effective December 31, 2004, we engaged VCC to provide financial consulting, audit coordination, capital advisory, and investment banking services until our common stock is trading (the "Financial Services Agreement"). The Financial Services Agreement specifically covered services related to coordinating our audit, developing a Private Placement Memorandum, and activities regarding our structuring, financial reporting, internal accounting, capital raising and stock trading activities. VCC's compensation under the Financial Services Agreement was $100,000, paid by the issuance of 100,000 shares of Series A Preferred stock. After completion of the initial services described above, we can, at our option, continue to use VCC's services for $175 per hour fee. The Financial Services Agreement also covers compensation to VCC to exclusively advise us on exercises of the Plan Warrants for as long as the Plan Warrants are outstanding. VCC will receive a contingent fee of 5% of the proceeds from any exercises of the Plan Warrants. We are restricted from calling the Plan Warrants or changing the exercise price of the Plan Warrants without VCC's consent. VCC also has the right of first refusal to represent us in any sale or receive a "stand-off" fee of 1% if another investment banker is chosen. These rights expire when there is a "change of control" of our ownership.

EMPLOYMENT AGREEMENT

     As part of the Exchange Transaction, we executed an employment agreement with Dr. Kim, which requires his exclusive service in exchange for minimum annual salary of $100,000. This agreement also provides for discretionary bonuses determined by our board of directors and contains customary non-compete covenants and the assignment by Dr. Kim of any new features, trade secrets and/or patents developed in the future. Upon termination for reasons other than for cause, we will be obligated to Dr. Kim for a 24 month severance payment equal to twice his average salary and bonus paid out over a 24 month period. We have purchased a $2 million key man life insurance policy on Dr. Kim payable to the Company.

STOCKHOLDER RIGHTS AGREEMENT

     As a condition of the Exchange Transaction, Dr. Kim and VCC entered into a Stockholder Agreement specifying certain rights of the parties. Pursuant to this Stockholder Agreement, VCC rights include: (i) anti-dilution protection covering certain shares of common stock owned by VCC prior to the Exchange Transaction, if any new shares of common stock are issued at a price lower than the conversion price of the Series A Preferred stock; (ii) the right to appoint a single director until its ownership of the Company is less than 4%; (iii) preemptive rights on newly issued shares; and (iv) the right of first refusal to acquire any of Dr. Kim's shares sold to a non-affiliated party. Pursuant to this Stockholder Agreement, Dr. Kim's rights include the right to maintain his ownership by exercising preemptive rights in the event Plan Warrants are exercised, until his ownership falls below 10%.


ITEM 8.  DESCRIPTION OF SECURITIES

     In October 2005, we changed our state of incorporation from Arizona to Nevada and we are now governed by Nevada law and the Articles of Incorporation and Bylaws of the new Nevada corporation. Our authorized capital consists of 190,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock. Our board of directors, in their sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, and ratify the powers, if any, and determine the restrictions and qualifications of any series of preferred stock as established. On December 31, 2004, our board of directors designated 2,000,000 shares of our authorized preferred stock as Series A Preferred stock. A new certificate was filed with the Nevada Secretary of State designating and authorizing the same Series A Preferred stock.

COMMON  STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. In addition, the common stock holders may be paid dividends in such amounts as may be declared from time to time by our board of directors out of legally available funds. No dividends may be paid on the common stock until all accrued but unpaid dividends on the Series A Preferred stock have been paid. In the event of the dissolution, liquidation or winding up of the Company, the holders of the common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the preference amount distributable to the holders of the Series A Preferred. All outstanding shares of common stock are fully paid and non-assessable.

     Except for any matters which may require a greater percentage vote for approval under applicable law, the holders of a majority of the outstanding common stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of our stockholders. Holders of shares of common stock are entitled to one vote per share on all matters submitted to the vote of stockholders. Except as to any matters which, under applicable law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

     The holders of common stock do not have cumulative voting rights. Accordingly, subject to the rights of the holders of the Series A Preferred stock, discussed below, and any future preferred shares issued, the holders of more than half of the outstanding shares of common stock can elect all of the Directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of common stock would not be able to elect any directors. Our board or directors is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.

PREFERRED  STOCK

     As of December 31, 2004, 596,096 shares of Series A Preferred stock are issued and outstanding. Pursuant to the Exchange Transaction, we issued 496,096 shares of Series A Preferred stock to former DynaSig preferred stockholders in exchange for their respective shares of preferred stock in DynaSig. In addition, we issued VCC 100,000 shares of Series A Preferred stock as compensation for services. As of September 30, 2005, 696,096 shares of Series A Preferred stock are issued and outstanding, which includes 100,000 shares of Series A Preferred stock sold under the Offering in March and April 2005.

     The Series A Preferred stock bears a 15% cumulative dividend and has a per share liquidation preference equal to $1.00 plus any unpaid dividends ("Liquidation Preference"). As of December 31, 2004, our board of directors has declared no dividends. Dividends must be declared by our board of directors to become payable. If cash dividends were to be paid, the Series A Preferred stock would have preference in payment of dividends over the common stock and any other series of preferred stock later designated.

     Each share of Series A Preferred stock and any accumulated dividends are initially convertible into 2.38 shares of our common stock, or $.42 per share. Holders of shares of Series A Preferred stock may elect to convert at any time. Shares of Series A Preferred stock will automatically convert if, anytime after one year from issuance, the bid price on an established market for our common stock is more than $2.10 for 60 consecutive trading days. Anytime after one year from issuance, upon 30 day notice to the holders, the shares of Series A Preferred stock may be redeemed for an amount equal to their Liquidation Preference. In the event we are sold in a purchase transaction, the Series A Preferred stockholders receive their Liquidation Preference and then participate on an "as converted basis."

     Other attributes of the Series A Preferred stock are priority of class, liquidation preference, anti-dilution protection and adjustment, right of first refusal to the holders, and voting rights on an as converted basis. The Series A Preferred stock is senior to all other capital stock of the Company. In the event of liquidation, the holders of Series A Preferred stock will be entitled to be paid an amount in cash equal to the Liquidation Preference, before any other payment or distribution is made. The Series A Preferred stock is protected from a dilutive issuance of additional shares of stock at a per share price less than the conversion price at the date of such new issuance. Each holder of Series A Preferred stock shall be given the first right to purchase their pro rata portion of any equity securities offered by the Company on the same terms and conditions as the Company offers to other investors, except for shares offered under our 2005 EIP or the Plan Warrants. Each share of Series A Preferred stock votes with the shares of common stock as a single class on all matters except for matters that affect the rights of the Series A Preferred stock, in which case the Series A Preferred stock votes separately as a single class. Holders of Series A Preferred stock vote as a class elect a single director out of five directors.

PLAN  WARRANTS

     In accordance with the Visitalk Plan, we have issued six series of common stock purchase warrants allowing holders to purchase additional shares of common stock ("Plan Warrants"). The Plan Warrants are governed by a Warrant Agreement. The Series A and B warrants have an exercise price of $2.00 per warrant. The Series C and D warrants have an exercise price of $3.00 per warrant. The Series E and F warrants have an exercise price of $4.00 per warrant. Each Plan Warrant provides for the purchase of one share of common stock and is callable for a price of $.0001 per warrant at any time. The expiration date of the Plan Warrants is March 16, 2006. Under the terms of the Warrant Agreement, we are permitted to extend the expiration date of the Plan Warrants and reduce the exercise price as determined by our board of directors.

     The Warrant Agreement restricts any one stockholder from acquiring direct or beneficial ownership of more than 4.99% of our common stock. Currently, we are acting as the Warrant Agent but we have the right to appoint an alternative Warrant Agent. We have actually issued 6,785,014 Plan Warrants in each series to 240 claimants under the Visitalk Plan. In addition, up to 2,050,395 Plan Warrants in each series may be issued to a maximum of 410 claimants under the Visitalk Plan only if such claimants execute a release of claims against Visitalk.com as specified in the Visitalk Plan.

     Pursuant to a Stockholder Agreement, Dr. Kim has preemptive rights to maintain his ownership of the Company in the event Plan Warrants are exercised. Such preemptive rights expire when his ownership in the Company falls below 10%. See "Part I, Item 7. Certain Relationships and Related Transactions - Stockholder Rights Agreement."

     We will be seeking the right from the holders of the Plan Warrants to appoint a Contingent Warrant Agent. The Contingent Warrant Agent must be a qualified broker-dealer and would have the right to exercise any Plan Warrants, for any electing holders, only for 30 days after the expiration of any Plan Warrants. In such event, the Contingent Warrant Agent would then distribute any proceeds pro rata to all holders of expired Plan Warrants.

SELLING AGENT WARRANTS

     In connection with an offering of a Series A Preferred stock, we engaged Sunset Financial Services, Inc. ("Sunset") to act as the selling agent for the offering. See "Part II, Item 4. Recent Sales of Unregistered Securities - Series A Preferred." As selling agent, Sunset was granted warrants to purchase shares of common stock at an exercise price of $.56 per share

(the "Selling Agent Warrants"). A total of 35,700 Selling Agent Warrants were issued to Sunset. The Selling Agent warrants expire on May 31, 2007.


                                     PART II
                                     -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET  INFORMATION

     Our common stock has never been traded on an established market. We intend to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our common stock will develop or be maintained.

     We have 11,347,773 shares of common stock currently issued and outstanding. In addition, as of November 30, 2005, 1,657,376 shares of common stock issuable upon conversion of 696,096 shares of Series A Preferred stock outstanding, and 218,937 shares of common stock issuable upon conversion of accumulated and unpaid dividends on the Series A Preferred stock. Assuming all holders of the Series A Preferred stock elected to convert their shares, and the accumulated and unpaid dividends, into shares of common stock outstanding, we would have 13,224,086 shares of common stock outstanding.

     As of November 30, 2005, 227,838 shares of common stock are freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act described below.

     The remaining 12,996,248 shares of common stock outstanding (assuming all holders of the Series A Preferred stock elected to convert their shares, and the accumulated and unpaid dividends, into shares of common stock) are "restricted securities" as the term in defined under Rule 144 of the Securities Act. Of these shares, 10,345,366 shares are held by our affiliates and only eligible for sale under Rule 144; 1,880,485 shares are held by non-affiliates and subject to sale under Rule 144(k); 508,181 shares are held by non-affiliates and eligible for sale under Rule 144; and 262,216 shares are held by non-affiliates and eligible for sale under Rule 144 after April 2006.

     In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the common stock outstanding or the average weekly trading volume of the common stock in certain securities markets or exchanges. The shares must be sold in a brokers' transaction and filing requirements must be satisfied. If the shares are held by non-affiliate stockholders for more than two years, the restricted shares can generally be sold without regard to volume limitations or other requirements. Restricted shares held by our affiliates are subject to the volume limits and other requirements as long as they remain affiliates and for 90 days thereafter.

We also have outstanding six series of Plan Warrants. We have actually issued 6,785,014 Plan Warrants in each series to 240 claimants under the Visitalk Plan. In addition, up to 2,050,395 Plan Warrants in each series may be issued to a maximum of 410 claimants under the Visitalk Plan only if such claimants execute a release of claims against Visitalk.com as specified in the Visitalk Plan.
Each Plan Warrant provides for the purchase of one share of common stock and are exercisable at prices ranging from $2 to $4. Any common stock issued upon exercise of a Plan Warrant is immediately tradable without restriction. The Plan Warrants are governed by a Warrant Agreement. The Warrant Agreement that governs the Plan Warrants restricts any one stockholder from acquiring ownership greater than 4.99% of our common stock.

STOCKHOLDERS

     As of November 30, 2005, we had approximately 240 common stockholders. In addition, we have 240 holders of our Plan Warrants. We may have up to an additional 410 holders of Plan Warrants (see "Plan Warrants" above). Currently, we have elected to act as our own transfer agent and registrar for all classes of our securities and of the Plan Warrants. We intend to submit for listing on the OTC Bulletin Board of the NASD. As soon as our common stock is authorized for trading on the OTC Bulletin Board, we will engage an SEC-registered transfer agent to act in this capacity regarding our common stock. We expect to continue to act as our own transfer agent for our Series A Preferred stock and the Plan Warrants.

DIVIDENDS

     Under Nevada law, dividends may only be paid out of net profits. Our Series A Preferred stock provides for dividends at the rate of $0.15 per share per annum (15% of the liquidation preference amount), pro rated for the period the shares are actually outstanding. Dividends are cumulative and payable only when declared by our board of directors. Dividends automatically accrue upon conversion of the Series A Preferred stock and are to be paid in shares of common stock at the conversion value then in effect for the Series A Preferred stock. No dividends have been declared by our board of directors. If cash dividends were to be paid, the Series A Preferred stock would have preference in payment of dividends over the common stock and any other series of preferred stock later designated.

PENNY  STOCK  REGULATION

     Penny stocks generally are equity securities with a price of less than $5.00. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange/system or sold to other than established customers or accredited investors.

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our securities become subject to the penny stock rules, investors may find it more difficult to sell their securities.

ITEM 2.  LEGAL PROCEEDINGS

     We are not involved in any legal proceedings, nor are we aware of any potential or threatened litigation, or any asserted claims that may result in litigation or other legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

COMPANY

     SERIES A PREFERRED.  A total of 100,000 shares of Series A Preferred stock
were issued in March and April 2005.   The offering price was $1.00 per share.
We received net proceeds of $90,000 cash, after deducting $10,000 commission paid to Sunset. Sunset was also granted Selling Agent Warrants allowing it to purchase up to 35,700 shares of our common stock at $0.56 per share. See "Part I, Item 8. Description of Securities - Selling Agent Warrants." The shares of Series A Preferrd stock sold in the offering were newly issued and sold by the Company in reliance upon the exemption from registration provided under Sections 4(2) and 4(6) and the Securities Act.

     STOCK ISSUED IN EXCHANGE TRANSACTION. On December 31, 2004, pursuant to an Exchange Agreement, we acquired all of the outstanding capital stock of DynaSig in a stock for stock exchange. We issued the DynaSig common stockholders 10,068,822 shares of common stock. Of this total, Dr. Kim was issued 8,803,370 shares of our common stock and has certain other rights under a Stockholder Agreement. Also pursuant to the Exchange Agreement, we issued the DynaSig preferred stockholders 496,096 shares of our Series A Preferred stock in exchange for 425,000 shares of preferred stock of DynaSig. These shares of stock were issued in reliance on the exemption from registration of such shares as provided under Section 4(2) of the Securities Act.

SERIES A PREFERRED STOCK ISSUED FOR SERVICES. On December 31, 2004, we issued 100,000 shares of Series A Preferred stock valued at $1.00 per share, or $100,000, to VCC in connection with an advisory agreement. VCC provided services related to coordinating our audit and activities regarding our structuring, financial reporting, internal accounting, capital raising and stock trading activities. See "Part I, Item 7. Certain Relationships and Related Transactions - Financial Services Advisory Agreement." These shares were issued in reliance upon the exemption from registration as provided under Section 4(2) of the Securities Act.

     DISTRIBUTION OF SECURITIES. We were formed as part of the implementation of the Visitalk Plan. The Visitalk Plan authorized VCC to distribute 228,793 shares of our common stock to 240 creditors of Visitalk.com and all the Plan Warrants to 645 claimants of Visitalk.com in various ratios in accordance with the Visitalk Plan. The distribution of these securities under the Visitalk Plan, except those issued to VCC and its affiliates, is exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

DYNASIG

     SALE OF SERIES A PREFERRED STOCK. Prior to our acquiring DynaSig, it sold a total of 425,000 shares of its preferred stock from August 2003 through May 2004. The offering price was $1.00 per share for gross cash proceeds of $425,000. There were no commissions paid in connection with this offering. These shares were newly issued and sold by DynaSig in reliance upon the exemption from registration provided under Sections 4(2) and 4(6) of the Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In October 2005, we changed our state of incorporation from Arizona to Nevada and we are now governed by Nevada law and the Articles of Incorporation and Bylaws of the new Nevada corporation. The Nevada Revised Statutes provide that we may indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits or other proceedings where the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in our best interest and the officer or director is a party by reason of his or her status with the Company, unless the officer or director was found negligent or conducting misconduct in the performance of duty. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors and officers under Nevada law or otherwise, we understand that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                       46

Consolidated Balance Sheets as of December 31, 2004 and
  September 30, 2005 (unaudited)                                              47

Consolidated Statements of Operations for the year ended December 31, 2004, for the period from June 17, 2003 (date of inception) through December 31,
  2003, and for the nine months ended September 30, 2005 (unaudited)          48

Consolidated Statement of Stockholders' Equity (Deficit) for the year ended
  December 31, 2004, for the period from June 17, 2003 (date of inception) through December 31, 2003 and for the nine months ended
  September 30, 2005 (unaudited)                                              49

Consolidated Statements of Cash Flows for the year ended December 31, 2004, for the period from June 17, 2003 (date of inception) through December 31,
  2003, and for the nine months ended September 30, 2005 (Unaudited)          50

Notes to the Consolidated Financial Statements                                52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------


To the Stockholders and the Board of Directors of Dynamic Biometric Systems, Inc. (a development stage company):

We have audited the accompanying consolidated balance sheet of Dynamic Biometric Systems, Inc. and subsidiary, a development stage company, as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2004, for the period from June 17, 2003 (date of inception) through December 31, 2003, and for the period from June 17, 2003 (date of inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamic Biometric Systems, Inc. and subsidiary, a development stage company. as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004, for the period from June 17, 2003 (date of inception) through December 31, 2003, and for the period from June 17, 2003 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred net losses in its development stage and has yet to generate revenue sufficient to support ongoing operations. During the year ended December 31, 2004, the Company borrowed $25,000 under a new secured line of credit agreement that provided for continuing operations during 2004. Beyond 2004, the Company will require additional capital. The uncertainty of the Company's ability to raise future funding and the lack of cash flow from operations raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Epstein, Weber & Conover, PLC

  Scottsdale, Arizona
  November 2, 2005

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------


                          CONSOLIDATED BALANCE SHEETS
                          (A DEVELOPMENT STAGE COMPANY)
                                DECEMBER 31, 2004
                                                                                                                   Sept. 30, 2005
ASSETS                                                                                                               (unaudited)
                                                                                                                   ----------------
CURRENT ASSETS:
Cash                                                                                                   $  14,867   $         4,589
Accounts receivable                                                                                          960                 -
Inventories                                                                                               18,206            28,018
Prepaid expenses and other current assets                                                                  2,600            18,248
Total current assets                                                                                      36,633            50,855
                                                                                                       ----------          --------

MACHINERY AND EQUIPMENT, net                                                                              24,343            24,456
PATENT AND INTELLECTUAL PROPERTY RIGHTS, net                                                              11,136            13,883
LICENSES AND TECHNOLOGY, net                                                                               9,000             6,000
OTHER ASSETS, net                                                                                          1,122             1,280
                                                                                                       ----------          --------
                                                                                                       $  82,234   $        96,474

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable                                                                                       $  20,059   $        18,113
Due to related party                                                                                      85,444            80,868
Note payable to related party                                                                             25,000           245,000
Note payable                                                                                              45,823            45,823
Other accrued liabilities                                                                                  4,833            22,242
Total current liabilities                                                                                181,159           412,046
                                                                                                       ----------          --------

COMMITMENTS AND CONTINGENCIES                                                                                  -                 -

STOCKHOLDERS' DEFICIT:

Undesignated Preferred stock; authorized 8,000,000 shares, no shares issued and outstanding                    -                 -


Series A Preferred; $1.00 liquidation preference, 2,000,000 shares authorized, 596,096 and 696,096
                                          shares issued and outstanding, respectively                    596,096           696,096
Common stock; $.001 par value, authorized 190,000,000 shares, 11,347,773 shares issued and outstanding    11,348            11,348
Unearned stock based fees                                                                               (100,000)          (25,000)
Accumulated deficit                                                                                     (606,369)         (998,016)
                                                                                                       ----------          --------
     Total stockholders' deficit                                                                         (98,925)         (315,572)
                                                                                                       ----------          --------
                                                                                                       $  82,234   $        96,474


     The accompanying notes are an integral part of these consolidated balance sheets.

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          (A DEVELOPMENT STAGE COMPANY)


                                                                          The period       The period
                                                                         from June 17,    from June 17,
                                                           The year      2003 (date of    2003 (date of      The nine
                                                            ended        inception) to    inception) to    months ended
                                                         December 31,    December 31,     December 31,      September
                                                             2004            2003             2004           30, 2005
                                                                                                           (unaudited)
                                                        --------------  ---------------  ---------------  --------------
REVENUES                                                $       9,030   $            -   $        9,030   $         649
COSTS OF REVENUES                                              10,138                -           10,138           7,731

GROSS MARGIN/(LOSS)                                            (1,108)               -           (1,108)         (7,082)
                                                        --------------  ---------------  ---------------  --------------

OPERATING EXPENSES:
Research and development                                      228,982           86,919          315,901         124,674
Selling and marketing                                          25,843           12,026           37,869          60,823
General and administrative                                     76,873           51,565          128,438          71,272
Legal and professional fees                                     1,248           28,528           29,776          85,961
Depreciation and amortization                                  11,036              834           11,870          14,532
Total operating expenses                                      343,982          179,872          523,854         357,262
                                                        --------------  ---------------  ---------------  --------------

LOSS FROM OPERATIONS                                         (345,090)        (179,872)        (524,962)       (364,344)

OTHER INCOME/(EXPENSE):
Interest expense                                               (4,694)            (138)          (4,832)        (17,303)
Interest income                                                   106              244              350               -
Total other income/(expense)                                   (4,588)             106           (4,482)        (17,303)
                                                        --------------  ---------------  ---------------  --------------

NET LOSS                                                $    (349,678)  $     (179,766)  $     (529,444)  $    (381,647)

LOSS PER COMMON SHARE:
Basic                                                   $       (0.04)  $        (0.02)  $        (0.06)  $       (0.04)
Diluted                                                 $       (0.04)  $        (0.02)  $        (0.06)  $       (0.04)
                                                        ==============  ===============  ===============  ==============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic                                                      10,068,822       10,068,822       10,068,822      10,486,470
Diluted                                                    10,068,822       10,068,822       10,068,822      10,486,470
                                                        ==============  ===============  ===============  ==============

    The accompanying notes are an integral part of these consolidated financial statements.

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                          (A DEVELOPMENT STAGE COMPANY)
          FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE PERIOD FROM
          JUNE 17, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003

                                                                                                                            Stock
                                                                                 Series A      Unearned                    holders'
                                                            Common stock         Preferred   stock based    Accumulated     equity
                                                        Shares       Amount       Stock          fees        deficit      (deficit)
                                                     ------------  ----------  ------------  -------------  ----------    ---------
Balance, June 17, 2003 (inception)                     10,068,822  $   10,069  $          -  $          -   $  (5,494)    $   4,575

Preferred stock sold                                            -           -       360,000             -           -       360,000
Net loss                                                        -           -             -             -    (179,766)     (179,766)
Balance, December 31, 2003                             10,068,822      10,069       360,000             -    (185,260)      184,809
                                                     ------------  ----------  ------------  -------------  ----------   ----------

Preferred stock sold                                            -           -        65,000             -           -        65,000

Recapitalization as a result of
the reverse acquisition                                 1,278,951       1,279             -             -        (335)          944

Preferred stock issued for services                             -           -       100,000      (100,000)          -             -

Preferred stock issued as dividend                              -           -        71,096             -     (71,096)            -
Net loss                                                        -           -             -             -    (349,678)     (349,678)
Balance, December 31, 2004                             11,347,773  $   11,348  $    596,096  $   (100,000)  $(606,369)    $ (98,925)
---------------------------------------------------  ------------  ----------  ------------  -------------  ----------   ----------
Preferred stock sold                                            -           -       100,000             -     (10,000)       90,000
Net loss                                                        -           -             -        75,000    (381,647)     (306,647)
                                                     ------------  ----------  ------------  -------------  ----------   ----------
Balance, September 30, 2005 (unaudited)                11,347,773  $   11,348  $    696,096  $    (25,000)  $(998,016)    $(315,572)


    The accompanying notes are an integral part of these consolidated financial statements.

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)

                                                                                   The period       The period
                                                                                  from June 17,    from June 17,
                                                                    The year      2003 (date of    2003 (date of      The nine
                                                                     ended        inception) to    inception) to    months ended
                                                                  December 31,    December 31,     December 31,       September
                                                                      2004            2003             2004           30, 2005
                                                                 --------------  ---------------  ---------------   --------------
                                                                                                                     (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                         $    (349,678)  $     (179,766)  $     (529,444)   $    (381,647)
Adjustments to reconcile net loss to net
     cash used in operating activities:
Depreciation and amortization                                           11,082              834           11,916           14,532
Note issued for consulting fees                                              -           45,823           45,823                -

Common stock issued for consulting services                                  -              575              575                -

Preferred stock issued for consulting services                               -                -                -           75,000

Recapitalization as a result of the reverse acquisition                    944                -              944                -
Changes in assets and liabilities:

Decrease (increase) in accounts receivable                                (960)               -             (960)             960
Increase in inventories                                                (18,206)               -          (18,206)          (9,812)

Decrease (increase) in prepaid expenses
     and other current assets                                            3,250           (5,850)          (2,600)         (15,648)

Increase (decrease) in accounts payable                                 14,481            5,578           20,059           (1,946)
Increase in other accrued liabilities                                    4,695              138            4,833           17,409
                                                                 --------------  ---------------  ---------------   --------------
Net cash used in operating activities                                 (334,392)        (132,668)        (467,060)        (301,152)
                                                                 --------------  ---------------  ---------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Organization costs expended                                               (693)            (696)          (1,389)            (366)
Purchases of machinery and equipment                                   (25,829)          (8,914)         (34,743)         (10,871)

Purchases of patent and intellectual property rights                   (11,386)               -          (11,386)          (3,312)
Purchases of licenses and technology                                   (10,000)               -          (10,000)               -
                                                                 --------------  ---------------  ---------------   --------------
Net cash used in investing activities                                  (47,908)          (9,610)         (57,518)         (14,549)
                                                                 --------------  ---------------  ---------------   --------------

                                   (continued)

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)

                                  (CONTINUED)

                                                                                   The period       The period
                                                                                  from June 17,    from June 17,
                                                                    The year      2003 (date of    2003 (date of      The nine
                                                                     ended        inception) to    inception) to    months ended
                                                                  December 31,    December 31,     December 31,       September
                                                                      2004            2003             2004           30, 2005
                                                                 --------------  ---------------  ---------------   --------------
                                                                                                                     (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash                                                 -            4,000            4,000                -
Preferred stock sold                                                    65,000          360,000          425,000           90,000
Advances due from (to) related parties                                 123,084          (37,640)          85,444           (4,576)

Borrowings on notes payable to related party                            25,000                -           25,000          220,000
                                                                 --------------  ---------------  ---------------   --------------
Net cash provided by financing activities                              213,084          326,360          539,444          305,424
                                                                 --------------  ---------------  ---------------   --------------

NET (DECREASE) INCREASE IN CASH                                       (169,216)         184,082           14,867           10,277
CASH, beginning of period                                              184,082                -                -           14,867
                                                                 --------------  ---------------  ---------------   --------------
CASH, end of period                                              $      14,867   $      184,082   $       14,867    $       4,589
                                                                 --------------  ---------------  ---------------   --------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid                                                    $           -   $            -   $            -    $           -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
     FINANCING ACTIVITIES:
Note issued for professional fees                                $           -   $       45,823   $       45,823    $           -

Common stock issued for consulting services                      $           -   $          575   $          575    $           -
                                                                 ==============  ===============  ==============    ==============

Preferred stock issued as Unearned stock based fees              $     100,000   $            -   $      100,000    $           -
                                                                 ==============  ===============  ==============    ==============

    The accompanying notes are an integral part of these consolidated financial statements.

                         DYNAMIC BIOMETRIC SYSTEMS, INC.
                                 AND SUBSIDIARY
                         -------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (A DEVELOPMENT STAGE COMPANY)

                              DECEMBER 31, 2004 AND
                         SEPTEMBER 30, 2005 (UNAUDITED)

(1)  ORGANIZATION AND OPERATIONS

     BACKGROUND AND HISTORY

Dynamic Biometric Systems, Inc. (the "Company") was originally incorporated in Arizona on September 3, 2004 under the name VT Gaming Services, Inc. The Company was a wholly owned subsidiary of Visitalk Capital Corporation ("VCC") and formed as part of the implementation of the confirmed Chapter 11 reorganization plan (the "Visitalk Plan") of visitalk.com, Inc. ("Visitalk.com"). The Visitalk Plan was deemed effective by the Bankruptcy Court on September 17, 2004 (the "Effective Date"). On September 22, 2004, Visitalk.com was merged into VCC, which was authorized as the reorganized debtor under the Visitalk Plan. The Company adopted its current name of Dynamic Biometric Systems, Inc. in April 2005. In October 2005, the Company changed its state of incorporation from Arizona to Nevada and also effected a 1-for-4 reverse stock split (see Note 17). All share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been restated to give retroactive effect to this reverse stock split.

The Company's original intended business was to use Visitalk.com's technology to facilitate peer-to-peer computer gaming activities. To enter this business, the Visitalk Plan authorized the Company to acquire certain technology rights from VCC as of the Effective Date. To acquire these rights, the Company issued VCC 1,278,951 shares of common stock, plus common stock purchase warrants allowing holders to purchase additional shares of the Company's common stock (the "Plan Warrants"). The number of Plan Warrants is subject to adjustment in accordance with the Visitalk Plan (see Note 12).

The Visitalk Plan further authorized VCC to then distribute 228,793 of these shares of common stock to 240 creditors of Visitalk.com and all the Plan Warrants to 645 claimants of Visitalk.com, in various ratios in accordance with the Visitalk Plan. After the distribution of common stock and Plan Warrants, but prior to the Exchange Transaction discussed below, VCC owned approximately 82.1% of the Company's outstanding common stock. Other than the issuance of its common stock and Plan Warrants to VCC as described above, the Company has no liabilities of any kind related to any Visitalk.com claimant or stockholder.

     ACQUISITION OF DYNASIG CORPORATION AND CURRENT OPERATIONS

On December 31, 2004, pursuant to an Exchange Agreement, the Company acquired all of the outstanding capital stock of DynaSig Corporation, an Arizona corporation ("DynaSig"), in a tax-free, stock for stock exchange (the "Exchange Transaction"). As a result of the Exchange

Transaction with DynaSig, the former DynaSig stockholders held approximately 88.1% of the voting capital stock of the Company immediately after the Exchange Transaction. For financial accounting purposes, this acquisition was a reverse acquisition of the Company by DynaSig, under the purchase method of accounting, and was treated as a recapitalization with DynaSig as the acquirer. Accordingly, the consolidated financial statements have been prepared to give retroactive effect to June 17, 2003 (date of inception), of the reverse acquisition completed on December 31, 2004, and represent the operations of DynaSig (see Note 3).

With the acquisition of DynaSig, the Company abandoned its potential peer-to-peer computer gaming business and entered the biometric verification business. The Company now develops and sells the DynaSig System. The DynaSig System consists of a proprietary dynamic biometric capture device (the "Bio-Pen") plus the proprietary registration and authentication software necessary to verify the actual process of creating a signature using the Bio-Pen. The Bio-Pen measures the signature process by translating speed, tilt, pressure and other variables of the Bio-Pen as it is used into a highly secure, digital pattern. The Bio-Pen's proprietary software decrypts the pattern and evaluates it against a registration pattern to verify that the signer is authenticated and therefore authorized. The Company believes the DynaSig System will be used for access control and authentication activities of various types.

     GOING CONCERN AND MANAGEMENT'S PLANS

The Company faces many operating and industry challenges. There is no meaningful operating history to evaluate the Company's prospects for successful operations. The Company has incurred net losses in its development stage and has had negative operating cash flow since inception. Future losses are anticipated and the Company's operations, even if successful, may not result in cash flow sufficient to finance the continued expansion of its business. The Company is in the development stage and will require substantial additional financing to fully implement its plan of operations and emerge from the development stage. The Company's success is also dependent on several key employees.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed, the Company has incurred losses since inception and has not yet obtained capital needed to achieve management's plans and support its operations and there is no assurance that the Company will be able to raise such financing. These factors raise substantial doubt about the Company's ability to continue as a going concern.
In view of these matters, realization of a major portion of the assets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements and the success of its future operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

With the execution of the Exchange Transaction, management commenced plans to raise funding to address its liquidity problems. On December 27, 2004, DynaSig entered into a secured line of credit agreement (the "LOC") with VCC (see Note
8). The purpose of the LOC is to provide working capital to allow DynaSig to continue operations while consummating the reverse acquisition and seeking additional capital. In June 2005, the LOC was amended to provide for increased borrowing of up to $300,000 (see Note 17).

As a condition of the Exchange Transaction, the Company offered to sell up to 1,000,000 shares of 15%, Cumulative, Convertible Preferred stock designated as Series A Preferred stock for $1.00 per share (the "Offering"). A total of $100,000 was raised under the Offering in March and April 2005. On May 31, 2005, this Offering expired in accordance with its terms. Management believes its best alternative for additional financing is through additional equity placements. If the Company is unable to raise sufficient equity financing with this plan, the Company may be forced to assume more debt.

Although no assurances can be given, management believes that its financing plans and the borrowings available under the LOC will allow the Company to obtain sufficient capital for operations and to continue as a going concern.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES  OF  CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Dynasig. All material inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared to give retroactive effect to June 17, 2003 (date of inception), of the reverse acquisition completed on December 31, 2004, and represent the operations of DynaSig. The Company is considered in the development stage as of December 31, 2004 and will continue in the development stage until generating revenues from the sales of its products or services.

     REVENUE RECOGNITION

The Company expects to derive revenues from the sale of various configurations of the DynaSig System. Such systems may include a license to software products under software license agreements. The Company recognizes revenues in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-9, Modifications of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. If customer contracts contain multiple elements, and vendor-specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9.

In the case of software license agreements, sales are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection is probable, and delivery and customer acceptance of the software products have occurred. In the event the Company grants its customers the right to specified upgrades, license revenue is deferred until delivery of the specified upgrade. If vendor-specific objective evidence of fair value exists for the specified upgrade, then an amount equal to this fair value is deferred. If vendor-specific objective evidence of fair value for the upgrade does not exist, then the entire license fee is deferred until the delivery of the specified upgrade. In instances where vendor obligations remain, revenues are deferred until the obligation has been satisfied.

The Company also expects to derive revenues from the delivery of professional services, custom software development and software maintenance services. Maintenance and support revenues are recognized ratably over the term of the customer contract, since customer support contracts generally include the right to ongoing maintenance and support. Service revenues include implementation, training and consulting services. Implementation services are typically performed either under fixed-price contracts or time and materials and revenues are recognized upon customer acceptance. Training and consulting service revenues are recognized as the services are performed. Any provision for estimated losses on fixed-price professional service contracts, would be recognized in the period in which the loss becomes known.

     COSTS OF REVENUES

Costs of revenues include materials and labor associated with the installation, implementation, warranty and support of the Bio-Pen and components sold. In addition, costs of revenues include a charge for inventory related to discontinued or unsalable versions of the Bio-Pen, totaling $7,815 for the year ended December 31, 2004.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with maturity of three months or less when purchased.

     INVENTORY

Inventory consists of parts, materials and supplies used in the manufacture of the DynaSig System held for sale. This inventory is recorded at the lower of cost (first-in, first-out) or market.

     MACHINERY AND EQUIPMENT

Machinery and equipment consists equipment used in research and development, capitalized molds for producing sensors and components of the DynaSig System and office furniture and equipment. Machinery and equipment is recorded at cost. Depreciation is being recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts, and any resulting gain or loss is included in the statements of operations.
Maintenance, repairs and renewals, which do not materially add to the value of an asset or appreciably prolong its life, are charged to expense as incurred.

     RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

     PATENT AND INTELLECTUAL PROPERTY RIGHTS

The cost of any applications for patent and intellectual property rights and their prosecution to final award will be capitalized and amortized over the estimated remaining life of the respective patent and intellectual property rights. The carrying value of this asset is periodically evaluated for impairment.

LICENSES AND TECHNOLOGY

Licenses and technology are recorded at cost. Amortization is recorded using the straight-line method over the estimated remaining life of these intangible assets.

     MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     STOCK-BASED COMPENSATION

The Company applies the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and provides the pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, had been applied. In accordance with APB No. 25, compensation expense is recorded on the date an option is granted only if the current market price of the underlying stock exceeds the exercise price. As of December 31, 2004, no options have been granted.

     INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that such portion of the deferred tax asset will not be realized.

There is no significant income tax effect reflected in the accompanying consolidated financial statements. The reverse acquisition was effective on December 31, 2004, the last day of the Company's fiscal year. Prior to the reverse acquisition, the Company filed consolidated tax returns with VCC, its parent. Although the transaction was effected as an asset purchase and reverse acquisition for financial reporting purposes, DynaSig is now a subsidiary of the Company for tax purposes. The Company can no longer consolidate with VCC but may retain access to the tax benefits from DynaSig's past net operating loss carry forwards. However, due to lack of profitability, any value of these potential tax benefits is fully reserved and these benefits maybe limited in the future if there are sufficient sales of new securities to cause a change of control as defined by the Internal Revenue Code in Section 382.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments consist primarily of cash, accounts receivable, and obligations under accounts payable, accrued expenses and notes payable. The carrying amount of cash, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The carrying value of notes payable approximates fair value because they contain market value interest rates and have specified repayment terms. The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimates of fair values.

     LOSS PER COMMON SHARE

The Company has adopted SFAS No. 128, Earnings per Share, which supersedes APB No. 15. Basic EPS differs from primary EPS calculation in that basic EPS does not include any potentially dilutive securities. Diluted EPS must be disclosed regardless of the dilutive impact to basic EPS. The diluted EPS includes common shares that would have been outstanding if convertible debt had been converted into common shares as of December 31, 2004. Neither the outstanding shares of Series A Preferred stock, which are convertible into 1,419,305 shares of common stock, nor any outstanding stock options nor the Plan Warrants were considered in the calculation of diluted EPS for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003 because the effect of their inclusion would be antidilutive.

The following table presents the computation of basic and diluted loss per share for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively:

                                  Loss     Weighted Average shares   Per share
                               ==========  =======================  ===========
2004
----
Net loss                       $(349,678)
Preferred stock dividend         (61,165)
                               ----------
Loss to common stockholders    $(410,843)
                               ==========

Basic loss per share           $(410,843)               10,068,822  $    (0.04)
Effect of dilutive securities  N/A
Diluted loss per share         $(410,843)               10,068,822  $    (0.04)

2003
----
Net loss                       $(179,766)
Preferred stock dividend          (9,931)
                               ----------
Loss to common stockholders    $(189,697)
                               ==========

Basic loss per share           $(189,697)               10,068,822  $    (0.02)
Effect of dilutive securities  N/A
Diluted loss per share         $(189,697)               10,068,822  $    (0.02)

The following table presents the computation of basic and diluted loss per share for the period from June 17, 2003 (date of inception) through December 31, 2004.

                                   Loss     Weighted Average shares   Per share
                                ==========  =======================  ===========
Inception to December 31, 2004
------------------------------
Net loss                        $(529,444)
Preferred stock dividend          (71,096)
                                ----------
Loss to common stockholders     $(600,540)
                                ==========

Basic loss per share            $(600,540)               10,068,822  $    (0.06)
Effect of dilutive securities   N/A
Diluted loss per share          $(600,540)               10,068,822  $    (0.06)

     IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future, undiscounted, net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, Consolidation of Variable Interest Entities, and amended the Interpretation in December 2003. FIN No. 46 states that companies that have exposure to the economic risks and potential rewards from another entity's assets and activities have a controlling financial interest in a variable interest entity and should consolidate the entity, despite the absence of clear control through a voting equity interest. Disclosure of significant variable interest entities is required in all financial statements issued after January 31, 2003, regardless of when the variable interest was created. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies when a contract meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends certain other existing pronouncements. The adoption of SFAS No. 149 did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments previously classified as equity be classified as liabilities or, in some cases, as assets.

The adoption of SFAS No. 150 had no impact on the Company's financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No.43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The initial application of SFAS No. 151 will have no impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. The statement is an amendment of APB Opinion No. 29, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of SFAS No. 153 will have no impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The adoption of this standard may have a material effect on the Company's financial position or results of operations assuming employee stock options are granted in the future.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of SFAS No. 153 will have no impact on the Company's financial position or results of operations.

(3)  ACQUISITION OF DYNASIG

On December 31, 2004, pursuant to the Exchange Transaction, the Company acquired all of the outstanding capital stock of DynaSig, in a tax free, stock for stock exchange. The Company issued the DynaSig stockholders 10,068,822 shares of common stock and 496,096 shares of Series A Preferred stock in exchange for all their respective shares of capital stock of DynaSig. As of December 31, 2004, this Series A Preferred stock is convertible into 1,181,181 shares of the Company's common stock and generally votes on an as converted basis and has other rights (see Note 10). Including all Series A Preferred stock on an as-converted basis, the new shares issued to the DynaSig stockholders represent 88.1% of the voting capital stock of the Company immediately after the Exchange Transaction. Of this total, Richard C. Kim Ph.D., the Company's Chief Executive Officer and largest stockholder, owns 8,804,325 shares of the Company's common stock, or approximately 69.0% of the voting capital stock of the Company, and has certain other rights under a Stockholder Agreement (see Note 15).

For financial accounting purposes, the Exchange Transaction has been treated as a reverse acquisition of the Company by DynaSig, under the purchase method of accounting, and was treated as a recapitalization with DynaSig as the acquirer. Accordingly, the consolidated financial statements have been prepared to give retroactive effect to June 17, 2003 (date of inception), of the reverse acquisition completed on December 31, 2004, and represent the operations of DynaSig.

Consistent with the purchase method of accounting for reverse acquisitions: (i) all of DynaSig's assets, liabilities and accumulated deficit are reflected at their combined historical cost (as the accounting acquirer) and (ii) the preexisting outstanding shares of the Company (the accounting acquiree) are reflected at their net asset value as if issued on December 31, 2004, which was not material. The Company had no significant operations, assets or liabilities prior to its transaction with DynaSig.

(4)  MACHINERY AND EQUIPMENT

Machinery and equipment as of December 31, 2004 is as follows:

                                            Sept. 30, 2005
                                             (unaudited)
                                           ----------------

Machinery and equipment         $ 12,615   $        18,986
Office furniture and equipment     1,464             1,464
Capitalized molds                 20,663            25,163
                                ---------  ----------------
                                  34,742            45,613
Less: Accumulated depreciation   (10,399)          (21,157)
                                ---------  ----------------
                                $ 24,343   $        24,456
                                ---------  ----------------

Depreciation expense totaled $9,646 and $752 for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively. Depreciation expense totaled $10,759 for the nine months ended September 30, 2005 (unaudited).

(5)  PATENT AND INTELLECTUAL PROPERTY RIGHTS

Richard C. Kim Ph.D., the Company's Chief Executive Officer and largest stockholder, is the original developer of the DynaSig System. Dr. Kim has assigned all his rights in the DynaSig System to the Company. On August 23, 2004, Dr. Kim filed a formal patent application covering certain aspects of the current version of the DynaSig System in the United States and filed a world patent application under the Patent Cooperation Treaty (PCT) rules. Before February 2007, the Company must select individual countries in which to seek this extended patent protection and sustain the cost of such applications. Dr. Kim intends to file additional formal patents related to the DynaSig System in the future, which will also be assigned to the Company.

The Company has also developed manufacturing processes and component designs that it considers "trade secrets," and that it believes would make the DynaSig System difficult to produce by other manufacturers. The Company has agreements with its officers and will enter into agreements with any new employees that any new features, trade secrets and patents developed in the future are owned exclusively by the Company.

Amortization expense on patent and intellectual property rights totaled $250 and $-0- for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively. Amortization expense on patent and intellectual property rights totaled $565 for the nine months ended September 30, 2005 (unaudited).

Amortization expense related to patent and intellectual property rights is expected to be as follows for years ended December 31:

2005        $   600
2006            600
2007            600
2008            600
2009            600
Thereafter    8,136
            =======
            $11,136


(6)  LICENSES AND TECHNOLOGY

Licenses and technology as of December 31, 2004 consist of the following:

                                           Sept. 30, 2005
                                          ----------------
                                            (unaudited)
Visitalk.com technology rights  $     -   $             -
Purchased license rights         10,000            10,000
Less: Accumulated amortization   (1,000)           (4,000)
                                --------  ----------------
                                $ 9,000   $         6,000

As discussed in Note 1, the Company's original intended business was to use Visitalk.com's technology to facilitate peer-to-peer computer gaming activities. To enter this business, the Visitalk Plan authorized the Company to acquire certain technology rights from VCC as of the Effective Date. To acquire these rights, the Company issued VCC 5,000,000 shares of common stock, plus the Plan Warrants. In accordance with generally accepted accounting principles for transactions involving entities under common control, no value has been given to the technology rights on the accompanying balance sheet.

In October 2004, the Company purchased license rights for a software development kit (SDK) from a non-affiliated company for $10,000. This SDK was incorporated into the Company's Bio-Pen product targeted as a Windows log-on solution. Although the license has no expiration date, the Company has elected to amortize the purchased license rights over 30 months, determined to be the estimated life of the product. The license also provides for payments of $2 per copy of any Company product sales that utilize the SDK.

Amortization expense on licenses and technology totaled $1,000 and $-0- for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively. Amortization expense on licenses and technology totaled $3,000 for the nine months ended September 30, 2005 (unaudited).

Amortization expense related to licenses and technology is expected to be as follows for years ended December 31:

2005       $4,000
2006        4,000
2007        1,000
           ======
           $9,000


(7)  DUE TO RELATED PARTY

Optisense Corporation ("Optisense") is 100% owned by Richard C. Kim Ph.D., the Company's Chief Executive Officer and largest stockholder. On June 17, 2003, Optisense entered into an agreement with DynaSig to develop the DynaSig System (the "Optisense Agreement"). The Optisense Agreement required fixed payments of $15,000 per month plus the reimbursement of certain out-of-pocket related expenses. On December 31, 2003, the Optisense Agreement was amended to allow Optisense to hire two employees dedicated to the Bio-Pen project and for DynaSig to fully reimburse Optisense for this expense. Due to the related party nature of this transaction, all Optisense expenses have been recognized by the Company. Any amounts paid to Optisense over actual expenses have been charged to research and development expenses as a management fee. This management fee totaled $81,432 and $37,026 for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively. The Company owes Optisense $85,444 as of December 31, 2004. Other than this liability, the Company expects to perform all its own development work in the future and have a very limited relationship with Optisense.

(8)  NOTES PAYABLE TO RELATED PARTY

On December 27, 2004, DynaSig entered into a line of credit agreement ("LOC") with VCC for up to $100,000. Any advances under the LOC are secured by a lien on all of DynaSig's assets. Notes are issued under the LOC as advances are made to the Company (the "LOC Notes"). Interest on the LOC Notes accrues at 15% per annum. The LOC Notes and any accrued interest are convertible into shares of Series A Preferred stock at a price of $1.00 per share.

During the year ended December 31, 2004, the Company borrowed $25,000 under the LOC. Accrued interest totaled $25 as of December 31, 2004. The LOC expires on December 31, 2005.

The balance of the borrowings available under this LOC are sufficient to consummate the reverse acquisition and to provide for continuing operations, increased research and development activities, and expanded marketing and sales efforts during the first quarter of 2005. In June 2005, the LOC was amended to provide for increased borrowing of up to $300,000. As of November 2, 2005, the Company has borrowed $260,000 under the LOC (see Note 17).

In addition to the LOC, the Company engaged VCC to provide financial consulting, audit coordination, capital advisory, and investment banking services (see Note
14).

(9)  NOTE PAYABLE

The note payable as of December 31, 2004 is payable to Milestone Equity Partners Phoenix, LLC in the principal amount of $55,000 (the "Milestone Note"). The Milestone Note was issued for a mutual release of all claims arising from a Consulting Agreement between DynaSig and Milestone dated June 20, 2003. The Milestone Note is due on December 20, 2005, bears no stated interest, is secured on all the assets of DynaSig, and has preemptive conversion and acceleration rights related to capital raised by DynaSig since its inception. For accounting purposes, interest has been imputed at 10% and the note principal originally recorded in the amount of $45,823. Interest expense totaled $138 and $4,670 for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively. Accrued interest totaled $4,808 as of December 31, 2004.

(10)  STOCKHOLDERS' EQUITY

     AUTHORIZED CAPITAL

In October 2005, the Company changed its state of incorporation from Arizona to Nevada and is now governed by Nevada law and the Articles of Incorporation and Bylaws of the new Nevada corporation. The Company's authorized capital consists of 190,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock. The board of directors of the Company, in its sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, and ratify the powers, if any, and determine the restrictions and qualifications of any series of preferred stock as established. On December 31, 2004, board of directors of the Company designated 2,000,000 shares of the Company's authorized preferred stock as Series A Preferred stock. A new certificate was filed with the Nevada Secretary of State designating and authorizing the same Series A Preferred stock.

     SERIES A PREFERRED STOCK

As of December 31, 2004, 596,096 shares of Series A Preferred stock are issued and outstanding. As stated in Note 3, pursuant to the Exchange Transaction, the Company issued 496,096 shares of Series A Preferred stock to former DynaSig preferred stockholders in exchange for their respective shares of preferred stock in DynaSig. In addition, the Company issued VCC 100,000 shares of Series A Preferred stock as compensation for services (see Note 14). The Series A Preferred stock bears a 15% cumulative dividend and has a per share liquidation preference equal to $1.00 plus any unpaid dividends ("Liquidation Preference"). As of December 31, 2004, the board of directors of the Company has declared no dividends. Dividends must be declared by the board of directors of the Company to become payable. If cash dividends were to be paid, the Series A Preferred stock would have preference in payment of dividends over the common stock and any other series of preferred stock later designated.

Each share of Series A Preferred stock and any accumulated dividends are initially convertible into 2.38 shares of the Company's common stock, or $.42 per share. Holders of shares of Series A Preferred stock may elect to convert at any time. Shares of Series A Preferred stock will automatically convert if, anytime after one year from issuance, the bid price on an established market for the Company's common stock is more than $2.10 for 60 consecutive trading days. Anytime after one year from issuance, upon 30 day notice to the holders, the shares of Series A Preferred stock may be redeemed by the Company for an amount equal to their Liquidation Preference. In the event the Company is sold in a purchase transaction, the Series A Preferred stockholders receive their Liquidation Preference and then participate on an "as converted basis."

Other attributes of the Series A Preferred stock are priority of class, liquidation preference, anti-dilution protection and adjustment, right of first refusal to the holders, and voting rights on an as converted basis. The Series A Preferred stock is senior to all other capital stock of the Company. In the event of liquidation, the holders of Series A Preferred stock will be entitled to be paid an amount in cash equal to the Liquidation Preference, before any other payment or distribution is made. The Series A Preferred stock is protected from a dilutive issuance of additional shares of stock at a per share less than the conversion price at the date of such new issuance. Each holder of Series A Preferred stock shall be given the first right to purchase their pro rata portion of any equity securities offered by the Company on the same terms and conditions as the Company offers to other investors, except for shares offered under the Company's 2005 EIP (see Note 11) or the Plan Warrants (see
Note 12). Each share of Series A Preferred stock votes with the shares of common stock as a single class on all matters except for matters that affect the rights of the Series A Preferred stock, in which case the Series A Preferred stock votes separately as a single class. Holders of Series A Preferred stock vote as a class elect a single director out of five directors.

(11)  STOCK OPTION PLAN

In October 2005, the Company's stockholders approved a new equity incentive plan ("2005 EIP") for employees, non-employee directors and other service providers covering 3,000,000 shares of common stock (see Note 17). Prior to this, the Company had an approved 2004 Equity Incentive Plan. As of December 31, 2004, no options had been granted under either plan.

Any options to be granted under the 2005 EIP may be either "incentive stock options," as defined in Section 422A of the Internal Revenue Code, or "nonqualified stock options," subject to Section 83 of the Internal Revenue Code, at the discretion of the board of directors of the Company and as reflected in the terms of the written option agreement. The option price shall not be less than 100% of the fair market value of the optioned common stock on the date the option is granted. The option price shall not be less than 110% of the fair market value of the optioned common stock for an optionee holding at the time of grant, more than 10% of the total combined voting power of all classes of stock of the Company. Options become exercisable based on the discretion of the board of directors of the Company and must be exercised within ten years of the date of grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and continues to account for stock based compensation using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. Consistent with the provisions of SFAS No. 123, no compensation expense has been recognized and there is no pro forma effect on the Company's net loss and loss per share amounts for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, since no stock options were granted during the periods. Under the provisions of SFAS No. 123, the fair value of each option granted would be imputed using the minimum value method based on the most recent arm's length stock issuance transaction. Since no options were granted for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, there is no imputed value ascribed to options under the minimum value method.

(12)  STOCK PURCHASE WARRANTS

     PLAN WARRANTS

In accordance with the Visitalk Plan, the Company has issued six series of common stock purchase warrants allowing holders to purchase additional shares of common stock ("Plan Warrants"). Each Plan Warrant provides for the purchase of one share of common stock and is callable by the Company for a price of $.0001 per warrant at any time. The Plan Warrants are governed by a Warrant Agreement. Currently, the Company is acting as the Warrant Agent but has the right to appoint an alternative Warrant Agent. The board of directors of the Company can extend the expiration date of the Plan Warrants or reduce the exercise price on a temporary or permanent basis. The Company has actually issued 6,785,014 Plan Warrants in each series to 240 claimants under the Visitalk Plan. In addition, up to 2,050,395 Plan Warrants in each series may be issued to a maximum of 410 claimants under the Visitalk Plan only if such claimants execute a release of claims against Visitalk.com as specified in the Visitalk Plan.

A summary of the Plan Warrants outstanding as of December 31, 2004 follows:

                                             A & B          C & D          E & F
                                           Warrants       Warrants       Warrants
                                         -------------  -------------  -------------
Warrants outstanding, December 31, 2004     13,570,028     13,570,028     13,570,028
                                         -------------  -------------  -------------
Exercise price                           $        2.00  $        3.00  $        4.00
                                         -------------  -------------  -------------
Expiration date                          MAR 17, 2006   MAR 17, 2006   MAR 17, 2006



     CONTINGENT WARRANT AGENT AGREEMENT

The Company will be seeking the right from the holders of the Plan Warrant to appoint a Contingent Warrant Agent. The Contingent Warrant Agent must be a qualified broker-dealer and would have the right to exercise any Plan Warrants, for any electing holders, only for 30 days after the expiration of any Plan Warrants. In such event, the Contingent Warrant Agent would then distribute any proceeds pro rata to all holders of expired Plan Warrants.

SELLING AGENT WARRANTS

In connection with the Offering (see Note 17), the Company engaged Sunset Financial Services, Inc. ("Sunset") to act as the Selling Agent for the Offering. Sunset will be granted the right to receive warrants to purchase shares of common stock at an exercise price of $.56 per share (the "Selling Agent Warrants"). Selling Agent Warrants are earned as Series A Preferred stock is sold at a rate of 15% of the common shares underlying the Series A Preferred stock sold by Sunset. Selling Agent Warrants expire two years from the expiration of the Offering. A total of 35,700 Selling Agent Warrants were issued to Sunset in March and April 2005 for Series A Preferred stock sold under the Offering.

(13)  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred income tax asset of $205,308 as of December 31, 2004. The net deferred income tax asset has been reduced in its entirety by a valuation allowance. No provision or benefit for income taxes has been reported in the accompanying statements of operations since any current income tax benefit would be offset by an equal increase in the valuation allowance. The valuation allowance increased by $140,585 and $64,724 for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003, respectively.

The net income tax provision for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003 was as follows:

                                 2004       2003
                              ==========  =========
Current benefit               $ 140,585   $ 64,724
Deferred benefit (provision)   (140,585)   (64,724)
                              ----------  ---------
Net income tax provision      $       -   $      -


The components of the deferred income tax asset as of December 31, 2004 are as follows:

Difference in depreciation of intangible assets       $     378
Difference in depreciation of property and equipment        671
Net operating loss carryforward                         204,259
                                                      ==========
Deferred income tax asset                               205,308
Valuation allowance                                    (205,308)
                                                      ==========
                                                      $       -

A reconciliation of the differences between the statutory and effective income tax rates for the year ended December 31, 2004 and for the period from June 17, 2003 (date of inception) through December 31, 2003 was as follows:

                                                                                              2004              2003
                                                                                       -----------------  ---------------
                                                                                         Amount      %     Amount     %
                                                                                       ----------  -----  ---------  ----
Federal statutory rates                                                                $(118,891)   (34)  $(53,373)  (29)
State income taxes - net of federal benefit                                              (22,729)    (7)   (11,685)   (7)
Difference between tax rate in current year and expected tax rate in year of reversal          -      -         64     -
Valuation allowance                                                                      140,585     40     64,724    36
Other                                                                                      1,035      1        270     -
                                                                                       ----------  -----  ---------  ----
Effective rate                                                                         $       -      -   $      -     -

The total net operating loss carryforward of approximately $535,000 as of December 31, 2004, for both federal and state purposes, begins expiring in 2020 and 2008, respectively.

(14)  RELATED PARTIES

     OPTISENSE CORPORATION

Optisense Corporation ("Optisense") is 100% owned by Richard C. Kim Ph.D., the Company's Chief Executive Officer and largest stockholder. As discussed in Note 7, Optisense entered into an agreement with DynaSig to develop the DynaSig System. The Company owes Optisense $85,444 as of December 31, 2004. Other than this liability, the Company expects to perform all its own development work in the future and have a very limited relationship with Optisense.

     VISITALK CAPITAL CORPORATION

VCC is a Phoenix, Arizona-based investment company. VCC holds various interests in companies and provides corporate restructuring and consulting services. VCC wholly owned the Company at its formation. Michael S. Williams, an officer of VCC, is also a director of the Company and Lanny R. Lang, an officer of VCC, is an officer and director of the Company. Through a limited liability company, Messrs. Williams and Lang own 220,105 shares of the Company's common stock, which they received for consulting provided to DynaSig in 2003. Including these shares and the Series A Preferred stock on an as-converted basis, VCC and its affiliates own approximately 11.8% of the voting capital stock of the Company as of December 31, 2004.

On December 27, 2004, DynaSig entered into a LOC with VCC for up to $100,000, which was amended to provide for increased borrowing of up to $300,000 in June 2005 (see Notes 8 and 17).

Effective December 31, 2004, the Company engaged VCC to provide financial consulting, audit coordination, capital advisory, and investment banking services until the Company's common stock is trading (the "Financial Services Agreement"). VCC's compensation under the Financial Services Agreement was $100,000, paid by the issuance of 100,000 shares of Series A Preferred stock. The Company has recorded the issuance of these shares as unearned stock based fees on the accompanying balance sheet because the services required under the Financial Services Agreement had not been performed as of December 31, 2004. After completion of the initial services described above, the Company can, at its option, continue to use VCC's services for $175 per hour fee.

The Financial Services Agreement also covers compensation to VCC to exclusively advise the Company on exercises of the Plan Warrants for as long as the Plan Warrants are outstanding. VCC will receive a contingent fee of 5% of the proceeds from any exercises of the Plan Warrants. The Company is restricted from calling the Plan Warrants or changing the exercise price of the Plan Warrants without VCC's consent. VCC also has the right of first refusal to represent the Company in any sale or receive a "stand-off" fee of 1% if another investment banker is chosen. These rights expire when there is a "change of control" of Company ownership.

(15)  COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company may be subject to certain contractual obligations and litigation. In management's opinion, upon consultation with legal counsel, there is no current litigation that will materially affect the Company's financial position or results of operations.

     OPERATING LEASES

As of December 31, 2004, the Company had no lease commitments. Subsequent to year-end, the Company leased a new office (see Note 17).

     EMPLOYMENT COMMITMENTS

As part of the Exchange Transaction, the Company executed an employment agreement with Richard C. Kim Ph.D., the Company's Chief Executive Officer and largest stockholder. This agreement requires Dr. Kim's exclusive service to the Company in exchange for minimum annual salary of $100,000. This agreement also provides for discretionary bonuses determined by the board of directors of the Company and contains customary non-compete covenants and the assignment by Dr. Kim of any new features, trade secrets and/or patents developed by the Company, in the future. Upon termination for reasons other than for cause, the Company will be obligated to Dr. Kim for a 24 month severance payment equal to twice his average salary and bonus paid out over a 24 month period. Therefore, the aggregate potential commitment under this agreement is $200,000 as of December 31, 2004.

     STOCKHOLDER AGREEMENT

As a condition of the Exchange Transaction, Dr. Kim and VCC entered into a Stockholder Agreement specifying certain rights of the parties. Pursuant to this Stockholder Agreement, VCC rights include: (i) anti-dilution protection covering certain shares of common stock owned by VCC prior to the Exchange Transaction, if any new shares of common stock are issued at a price lower than the conversion price of the Series A Preferred stock; (ii) the right to appoint a single director until its ownership of the Company is less than 4%; (iii) preemptive rights on newly issued shares; and (iv) the right of first refusal to acquire any of Dr. Kim's shares sold to a non-affiliated party.

Pursuant to this Stockholder Agreement, Dr. Kim has preemptive rights to maintain his ownership of the Company in the event Plan Warrants are exercised. Such preemptive rights expire when his ownership in the Company falls below 10%.

(16)  DISTRIBUTION OF SECURITIES

As discussed in Note 1, the Company was formed as part of the implementation of the Visitalk Plan. The Visitalk Plan authorized VCC to distribute 228,793 shares of the Company's common stock to 240 creditors of Visitalk.com and all the Plan Warrants to 645 claimants of Visitalk.com, in various ratios in accordance with the Visitalk Plan. The Visitalk Plan stipulated that no holder of shares or Plan Warrants would receive less than 100 shares or Plan Warrants. In accordance with Section 1145 of the Bankruptcy Code, the distribution of these securities under the Visitalk Plan, except those issued to VCC and its affiliates, is exempt from registration under the Securities Act of 1933. As a result of the distribution of the Company's common stock, and including the Series A Preferred stock on an as-converted basis, the Company has approximately 240 stockholders who own approximately 1.8% of the voting capital stock of the Company as of December 31, 2004.

(17)  SUBSEQUENT EVENTS

     SERIES A PREFERRED OFFERING

As a condition of the Exchange Transaction, the Company offered to sell up to 1,000,000 shares of 15%, Cumulative, Convertible Preferred stock designated as Series A Preferred stock for $1.00 per share (the "Offering"). These funds will be used for general working capital and for the acquisition of materials, components and additional tooling and to manufacture, assemble and market the DynaSig System. Each share of Series A Preferred stock will initially convert into 2.38 shares of the Company's common stock. All shares of Series A Preferred stock under the Offering will be newly issued and are being sold by the Company solely to "accredited investors" as defined in Rule 506 of Regulation D as promulgated under the Securities Act of 1933. A total of $100,000 was raised under the Offering in March and April 2005. On May 31, 2005, this Offering expired in accordance with its terms. A total of 35,700 Selling Agent Warrants were issued to Sunset in March and April 2005 for Series A Preferred stock sold under the Offering (see Note 12).

     LEASE COMMITMENT

On January 17, 2005, the Company entered into a 25 month lease agreement for a 1,443 square foot office facility in Tempe, Arizona. The Company prepaid a total of $25,710 for rent through January 31, 2006. Thereafter, the monthly lease commitment is approximately $2,400 through the lease termination date of February 28, 2007.

     BORROWINGS UNDER THE LOC

In June 2005, the LOC was extended to $300,000. Through November 2, 2005, the Company has borrowed a total of $260,000 under the LOC.

REVERSE STOCK SPLIT

The board of directors of the Company unanimously approved a reverse stock split in which one share of common stock was issued for each four shares previously outstanding (1-for-4). On October 14, 2005, the stockholders ratified the reverse stock split. The reverse stock split did not impact the number or warrant exercise price of the Plan Warrants. No fractional shares were issued for any fractional share interest created by the reverse stock split. Stockholders holding less than 400 shares but more than 100 shares of common stock as of the record date received 100 post-reverse split shares.
Stockholders holding less than 100 shares of common stock as of the record date received the same number of post-reverse split shares as previously held. All share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been restated to give retroactive effect to this reverse stock split.

     REINCORPORATION IN NEVADA

The board of directors of the Company unanimously approved a Plan and Agreement of Merger ("Plan") by and between the Company and a newly formed, wholly owned subsidiary formed solely for the purpose of changing the state of incorporation from Arizona to Nevada. Implementation of the Plan resulted in the Company ceasing to exist as an Arizona corporation and transferred all assets, rights, privileges, obligations and liabilities to the new Nevada corporation ("Merger"). On October 14, 2005, the stockholders ratified the Merger. The Merger did not result in any material change in the business, management, fiscal year, assets, liabilities or net worth of the Company and had no material accounting implications. A notable change in voting is that the new Nevada corporation specifies that directors shall be elected by plurality whereas Arizona corporate law allows cumulative voting in the election of directors.

     NEW 2005 EQUITY INCENTIVE PLAN

The board of directors of the Company unanimously approved the 2005 Equity Incentive Plan ("2005 EIP"). The 2005 EIP permits the grant of up to 3,000,000 stock options to employees, non-employee directors and other service providers of the Company. The 2005 EIP replaced in its entirety the Company's 2004 Equity Incentive Plan. On October 14, 2005, the stockholders ratified the 2005 EIP.

(18)  NOTES TO INTERIM FINANCIAL STATEMENTS

     BASIS OF PRESENTATION

The unaudited financial statements presented herein have been prepared by the Company, without audit, pursuant to the rules and regulations for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been omitted. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto as set forth above. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and results of operations of the Company. Operating results for interim periods are not necessarily indicative of the results, which may be expected for the entire year.

LOSS PER COMMON SHARE

The following table presents the computation of basic and diluted loss per share for the nine months ended September 30, 2005 (unaudited):

                                  Loss     Weighted Average shares  Per share
                               ==========  =======================  ===========
2005
-----------------------------
Net loss                       $(381,647)
Preferred stock dividend         (74,500)
Loss to common stockholders    $(456,147)
                               ----------

                               Loss        Weighted Average shares  Per share
                               ==========  =======================  ===========
-continued-
-----------------------------
Basic loss per share           $(456,147)               11,347,773  $    (0.04)
Effect of dilutive securities  N/A
Diluted loss per share         $(456,147)               11,347,773  $    (0.04)



     PATENT AND INTELLECTUAL PROPERTY RIGHTS

For the nine months ended September 30, 2005 (unaudited), a total of $3,312 of patent application costs were capitalized, in accordance with the Company's policy to capitalize the cost of any applications for patent and intellectual property rights and their prosecution to final award. These costs related to the patent application covering certain aspects of the current version of the DynaSig System filed on August 23, 2004 (see Note 5).

     COMMITMENT AND CONTINGENCIES

During the nine months ended September 30, 2005 (unaudited), the Company introduced an improved version of the Bio-Pen which improves the data capture consistency. The Company believes this improved version of the Bio-Pen is a final production version. The Company may incur costs to replace the former Bio-Pen versions in the marketplace, however, the cost of such replacements is not considered material.

                                    PART III
                                    --------

ITEM 1.  INDEX TO EXHIBITS

3.1 Articles of Incorporation of Dynamic Biometric Systems, Inc., a Nevada corporation*

3.2 Articles of Merger, together with Plan and Agreement of Merger, to merge Dynamic Biometric Systems, Inc., an Arizona corporation, with and into Dynamic Biometric Systems, Inc., a Nevada corporation ("DBSI Nevada") with DBSI Nevada as the Surviving Corporation*

3.3     Bylaws of Dynamic Biometric Systems, Inc., a Nevada corporation*

3.4 Certificate of Designation establishing the Series A 15% Cumulative Convertible Preferred Stock of Dynamic Biometric Systems, Inc., a Nevada corporation*

10.1 Consulting Services Agreement by and between DynaSig Corporation and OptiSense Corporation dated June 17, 2003 ("Optisense Development Agreement")*

10.2 Convertible Promissory Note due to Milestone Equity Partners Phoenix, LLC dated December 20, 2003*

10.3 First Amendment to the Consulting Services Agreement dated January 1, 2004 by and between DynaSig Corporation and OptiSense Corporation*

10.4 Settlement and Release Agreement by and between Milestone Equity Partners Phoenix, LLC and DynaSig Corporation dated April 28, 2004*

10.5 Security Agreement by and between Milestone Equity Partners Phoenix, LLC and DynaSig Corporation dated April 28, 2004*

10.6     Plan Warrant Agreement effective September 17, 2004*

10.7 Agreement for Secured Line of Credit by and between Dynasig Corporation and Visitalk Capital Corporation dated December 27, 2004*

10.8 Mutual Nondisclosure Agreement & Memorandum of Understanding between EzValidation, Inc, a California corporation, and DynaSig Corporation dated October 15, 2004*

10.9 Security Agreement by and between Dynasig Corporation and Visitalk Capital Corporation dated December 27, 2004*

10.10 Exchange Agreement dated December 31, 2004 by and between VT Gaming Services, Inc., an Arizona corporation, and Dynasig Corporation, an Arizona corporation*

10.11 Stockholder's Agreement dated December 31, 2004 by and between VT Gaming Services, Inc, an Arizona corporation; Visitalk Capital Corporation, a Nevada Corporation, and its affiliates; and Richard C. Kim and his affiliates*

10.12 Executive Employment Agreement dated December 31, 2004 by and between VT Gaming Services, Inc. and Richard C. Kim*

10.13 Financial Services Advisory Agreement dated December 31, 2004 by and between VT Gaming Services, Inc., an Arizona corporation, and Visitalk Capital Corporation, a Nevada corporation*

10.14 Independent Contractor Agreement by and between Dynasig Corporation and Matthew "Matt" Doty dated January 1, 2005*

10.15 Agave Corporate Center Full Service Gross Lease by and between Multi-Employer Property Trust ("Landlord") and Dynasig Corporation ("Tenant") dated January 17, 2005*

10.16 Selling Agreement by and between VT Gaming Services, Inc. dba Dynamic Biometric Systems and Sunset Financial Services, Inc. dated March 16, 2005*

10.17 Amendment to Secured Line of Credit Agreement by and between Dynasig Corporation and Visitalk Capital Corporation dated June 1, 2005*

10.18     2005 Equity Incentive Plan, adopted October 14, 2005*

14.1     Code of Ethics*

21.1     Subsidiaries of the Small Business Issuer*

23.1     Auditor's  Consent  of  Epstein,  Weber  &  Conover,  P.L.C.*

31.1     Certification  of  Chief  Executive  Officer*

31.2     Certification of Chief Financial Officer*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*




* Previously filed on December 16, 2005 with the Company's Form 10-SB.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


     DYNAMIC BIOMETRIC SYSTEMS, INC.
(Registrant)



Dated: February 2, 2006               By:   /s/ Michael S. Williams
                                         --------------------------
     Michael S. Williams
     Chairman of the Board


Dated: February 2, 2006               By:   /s/ Richard C. Kim
                                         ---------------------
     Richard C. Kim
     Chief Executive Officer and President


Dated: February 2, 2006               By:   /s/ Lanny R.  Lang
                                         ---------------------
     Lanny R. Lang
     Secretary and Treasurer (Chief
  Accounting Officer)